      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2002



                                                      REGISTRATION NO. 333-87212

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              CENTENE CORPORATION
             (Exact name of registrant as specified in its charter)

             DELAWARE                             6324                            04-1406317
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                       7711 CARONDELET AVENUE, SUITE 800
                          SAINT LOUIS, MISSOURI 63105
                                 (314) 725-4477
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                              MICHAEL F. NEIDORFF
                              CENTENE CORPORATION
                       7711 CARONDELET AVENUE, SUITE 800
                          SAINT LOUIS, MISSOURI 63105
                                 (314) 725-4477
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

               MARK L. JOHNSON, ESQ.                              WILLIAM T. WHELAN, ESQ.
                 HALE AND DORR LLP                  MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                  60 STATE STREET                                  ONE FINANCIAL CENTER
            BOSTON, MASSACHUSETTS 02109                         BOSTON, MASSACHUSETTS 02111
             TELEPHONE: (617) 526-6000                           TELEPHONE: (617) 542-6000
                FAX: (617) 526-5000                                 FAX: (617) 542-2241

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333-_____

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333-_____

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333-_____

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state in which the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 30, 2002

                                      LOGO

                           [CENTENE CORPORATION LOGO]

                                5,000,000 Shares
                                  Common Stock

--------------------------------------------------------------------------------

The selling stockholders identified in this prospectus are selling 4,600,000 shares of common stock and Centene Corporation is selling an additional 400,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We and several selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares to cover over-allotments, if any.

Our common stock is quoted on the Nasdaq National Market under the symbol "CNTE." The last reported sale price on April 29, 2002 was $27.01 per share.

--------------------------------------------------------------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
--------------------------------------------------------------------------------

                                                              PER SHARE      TOTAL
Public offering price                                          $          $
Underwriting discount                                          $          $
Proceeds, before expenses, to us                               $          $
Proceeds, before expenses, to the selling stockholders         $          $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

THOMAS WEISEL PARTNERS LLC                                              SG COWEN

                               CIBC WORLD MARKETS

The date of this prospectus is            , 2002

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Forward-Looking Statements..................................   15
Use of Proceeds.............................................   16
Price Range of Common Stock.................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Selected Consolidated Financial Data........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   29
Management..................................................   43
Related Party Transactions..................................   52
Principal and Selling Stockholders..........................   54
Description of Capital Stock................................   57
Underwriting................................................   59
Legal Matters...............................................   61
Experts.....................................................   61
Where You Can Find Additional Information...................   61
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

     The following summary highlights information contained elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the consolidated financial statements and related notes included in this prospectus.

                              CENTENE CORPORATION

     We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, and the State Children's Health Insurance Program. We have health plans in Wisconsin, Indiana and Texas. In each of our service areas we have more Medicaid members than any other managed care entity. We believe our local approach to managing our health plans, including provider and member services, enables us to provide accessible, high quality, culturally-sensitive healthcare services to our members. Our disease management, educational and other initiatives are designed to help members best utilize the healthcare system to ensure they receive appropriate, medically necessary services and effective management of routine health problems, as well as more severe acute and chronic conditions. We combine our decentralized local approach with centralized finance, information systems, claims processing and medical management support functions. In order to focus on Medicaid and the State Children's Health Insurance Program, we do not offer Medicare or commercial products.

OUR INDUSTRY

     Medicaid is a health insurance program for low-income individuals and individuals with disabilities. In 2001, Medicaid covered 44.0 million individuals in the United States. Historically, children have represented the largest eligibility group for Medicaid. The State Children's Health Insurance Program was established to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. All states have adopted the State Children's Health Insurance Program.

     Since the early 1980s, increasing healthcare costs combined with significant growth in the number of Medicaid recipients have led many states to establish Medicaid managed care initiatives. State premium payments to managed care plans are financed in part by the federal government and increased from $700 million in 1988 to $11.1 billion in 2000. Recently, a growing number of states, including each of the states in which we operate, have mandated that their Medicaid recipients enroll in managed care plans.

OUR APPROACH

     Our approach to managed care is based on the following key attributes:

     - Medicaid Expertise. Over the last 18 years, we have developed a specialized Medicaid expertise that has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses.

     - Localized Services, Support and Branding. We provide access to healthcare services through local networks of providers and staff who focus on the cultural norms of their individual communities. We use locally recognized plan names, and we tailor our materials and processes to meet the needs of the communities and the state programs we serve.

     - Physician-Driven Approach. We have implemented a physician-driven approach in which our physicians are actively engaged in developing and implementing our healthcare delivery policies and strategies. This approach is designed to eliminate unnecessary costs, improve service to our members and simplify the administrative burdens on our providers. It has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base.

     - Efficiency of Business Model. The combination of our decentralized local approach to operating our health plans and our centralized finance, information systems, claims processing and medical management support functions allows us to quickly and economically integrate new business opportunities.

     - Specialized Systems and Technology. Through our specialized information systems, we are able to strengthen our relationships with providers and states, which helps us to grow our membership base. These systems also help us identify needs for new healthcare programs. Physicians can use our claims, utilization and membership data to manage their practices more efficiently, and they benefit from our timely and accurate payments. State agencies use data from our information systems to demonstrate that their Medicaid populations are receiving quality healthcare in an efficient manner.

     - Complementary Business Lines. We have begun to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. We believe other business lines, such as our NurseWise triage program, will allow us to expand our services and diversify our sources of revenue.

OUR STRATEGY

     Our objective is to become the leading national Medicaid managed care organization. We intend to achieve this objective by implementing the following key components of our strategy:

     - increase penetration of existing state markets;

     - develop and acquire additional state markets;

     - diversify our business lines; and

     - leverage our information technologies to enhance operating efficiencies.

ADDITIONAL CONSIDERATIONS

     Nearly all of our revenues come from Medicaid premiums paid by the states of Wisconsin, Indiana and Texas, which are the only states in which we operate. Our operating results depend significantly on Medicaid program funding, premium levels, eligibility standards, reimbursement levels and other regulatory provisions established by the federal government and the governments of the states in which we operate. Since we operate in a limited number of service markets, any termination of, or failure to renew, our existing contracts or any regulatory changes affecting those markets could materially reduce our revenues and profitability. Moreover, because the premiums we receive are established by contract, our profitability depends on our ability to predict and effectively manage the costs of healthcare services delivered to our members. For a discussion of these and other risks relating to an investment in our common stock, see "Risk Factors" below.

CORPORATE INFORMATION

     We were organized in Wisconsin in 1993 as Coordinated Care Corporation. We initially were formed to serve as a holding company for a Medicaid managed care line of business that has been operating in Wisconsin since 1984. We changed our corporate name to Centene Corporation in 1997 and reincorporated in Delaware in November 2001. Our corporate office is located at 7711 Carondelet Avenue, Suite 800, Saint Louis, Missouri 63105, and our telephone number is (314) 725-4477. The address of our website is www.centene.com. The information on our website is not part of this prospectus.

     "CENTENE" and "NURSEWISE" are our registered service marks, the Centene logo is our service mark and "CONNECTIONS" is our trademark. We have also filed an application with the U.S. Patent and Trademark Office to register "START SMART FOR YOUR BABY" as our trademark. This prospectus also contains trademarks, service marks and trade names of other companies.

                                  THE OFFERING

Common stock we are offering..........     400,000 shares

Common stock offered by the selling
stockholders..........................     4,600,000 shares

Common stock to be outstanding after
this offering.........................     10,520,312 shares

Use of proceeds.......................     We expect to use our net proceeds of
                                           this offering for general corporate
                                           purposes, including working capital
                                           and potential acquisitions. We will
                                           not receive any proceeds from the
                                           sale of common stock offered by the
                                           selling stockholders.

Nasdaq National Market symbol.........     CNTE

     The number of shares of common stock to be outstanding after this offering is based on 10,120,312 shares of common stock outstanding as of April 29, 2002. It excludes:

     - 670,640 shares subject to options vested as of April 29, 2002 and having a weighted average exercise price of $1.97 per share;

     - 749,800 shares subject to options unvested (or exercisable only to acquire restricted shares that would be subject to future vesting) as of April 29, 2002 and having a weighted average exercise price of $5.04 per share; and

     - 949,985 additional shares reserved as of April 29, 2002 for future issuance under our stock incentive and stock purchase plans.
                             ---------------------

     All of the shares offered by the selling stockholders were subject to contractual lock-up restrictions that are being released solely for purposes of permitting the sale of the shares in this offering. Those restrictions otherwise would have precluded sale of the shares until June 10, 2002.

     Except where we state otherwise, the information we present in this prospectus reflects no exercise of the underwriters' over-allotment option.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                     THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                MARCH 31,
                                              ----------------------------------   -----------------------
                                                1999        2000         2001         2001         2002
                                              --------   ----------   ----------   ----------   ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Premiums(1).................................  $200,549   $  216,414   $  326,184   $   70,224   $   95,650
Administrative services fees................       880        4,936          385           80          103
  Total revenues............................   201,429      221,350      326,569       70,304       95,753
Medical services costs......................   178,285      182,495      270,151       58,573       78,944
General and administrative expenses.........    29,756       32,335       37,946        8,825       10,547
  Total operating expenses..................   208,041      214,830      308,097       67,398       89,491
Earnings (losses) from continuing
  operations(2).............................    (5,484)       7,728       12,895        2,182        4,300
Net earnings (losses).......................    (9,411)       7,728       12,895        2,182        4,300
Net earnings (losses) per common share:
  Basic.....................................  $ (10.99)  $     8.03   $     8.97   $     2.27   $     0.43
  Diluted...................................  $ (10.99)  $     1.13   $     1.61   $     0.28   $     0.38
Weighted average common shares outstanding:
  Basic.....................................   900,944      901,526    1,385,399      906,148   10,091,348
  Diluted...................................   900,944    6,819,595    8,019,497    7,751,273   11,317,634
OPERATING DATA:
Health benefits ratio(3)....................      88.9%        84.3%        82.8%        83.4%        82.5%
General and administrative expenses
  ratio(4)..................................      14.8%        14.6%        11.6%        12.6%        11.0%
EBITDA from continuing operations(5)........  $ (3,844)  $    8,830   $   24,235   $    4,203   $    7,653
Members at end of period....................   142,300      194,200      235,100      205,000      249,300

---------------

(1) Premiums consist of payments we receive from states to provide health benefits to members and do not include investment income.
(2) We discontinued our commercial managed care line of business in 1999.
(3) Health benefits ratio represents medical services costs as a percentage of premiums.
(4) General and administrative expenses ratio represents general and administrative expenses as a percentage of total revenues.
(5) EBITDA from continuing operations represents net earnings (losses) before interest expense, income tax expense (benefit), depreciation and amortization, and discontinued operations. EBITDA should not be considered in isolation or as a substitute for net earnings (losses), operating income
    (loss), cash flows provided by operating activities or any other measure of operating performance calculated in accordance with generally accepted accounting principles. EBITDA from continuing operations is included because we believe that some investors may find it useful in evaluating our ability to meet future capital expenditure and working capital requirements. EBITDA from continuing operations is not necessarily a measure of our ability to fund our cash needs.

                                                                  MARCH 31, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $ 92,445    $102,209
Total assets................................................   143,122     152,886
Long-term debt..............................................        --          --
Total stockholders' equity..................................    68,085      77,849

     The preceding table summarizes our balance sheet data at March 31, 2002:
     - on an actual basis; and
     - as adjusted to reflect our sale of the 400,000 shares offered by us at an assumed public offering price of $27.01 per share, after deducting estimated underwriting discounts and estimated offering expenses payable by us, and the application of our estimated net proceeds.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

                   RISKS RELATED TO BEING A REGULATED ENTITY

REDUCTIONS IN MEDICAID FUNDING COULD SUBSTANTIALLY REDUCE OUR PROFITABILITY.

     Nearly all of our revenues come from Medicaid premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper payment limits, a member's health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid premium rates may be affected by continued government efforts to contain medical costs and may further be affected by state and federal budgetary constraints. Changes to Medicaid programs could reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under those programs. States periodically consider reducing or reallocating the amount of money they spend for Medicaid. We believe that additional reductions in Medicaid payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds.

IF OUR MEDICAID AND SCHIP CONTRACTS ARE TERMINATED OR ARE NOT RENEWED, OUR BUSINESS WILL SUFFER.

     We provide managed care programs and selected services to individuals receiving benefits under Medicaid, including Supplemental Security Income or SSI, and the State Children's Health Insurance Program or SCHIP. We provide those healthcare services under five contracts with regulatory entities in the areas in which we operate. The contracts expire on various dates between December 31, 2002 and December 31, 2003. Our contracts with the states of Indiana and Wisconsin accounted for 73% of our revenues for the year ended December 31, 2001. Our contracts may be terminated if we fail to perform up to the standards set by state regulatory agencies. In addition, the Indiana contract under which we operate can be terminated by the state without cause. Our contracts are generally intended to run for two years and may be extended for one or two additional years if the state or its contractor elects to do so. When our contracts expire, they may be opened for bidding by competing healthcare providers. There is no guarantee that our contracts will be renewed or extended. If any of our contracts are terminated, not renewed, or renewed on less favorable terms, our business will suffer, and our operating results may be materially affected.

CHANGES IN GOVERNMENT REGULATIONS DESIGNED TO PROTECT PROVIDERS AND MEMBERS RATHER THAN OUR STOCKHOLDERS COULD FORCE US TO CHANGE HOW WE OPERATE AND COULD HARM OUR BUSINESS.

     Our business is extensively regulated by the states in which we operate and by the federal government. The applicable laws and regulations are subject to frequent change and generally are intended to benefit and protect health plan providers and members rather than stockholders. Changes in existing laws and rules, the enactment of new laws and rules, or changing interpretations of these laws and rules could, among other things:

     - force us to restructure our relationships with providers within our network;

     - require us to implement additional or different programs and systems;

     - mandate minimum medical expense levels as a percentage of premiums revenues;

     - restrict revenue and enrollment growth;

     - require us to develop plans to guard against the financial insolvency of our providers;

     - increase our healthcare and administrative costs; impose additional capital and reserve requirements; and

     - increase or change our liability to members in the event of malpractice by our providers.

     For example, Congress currently is considering various forms of patient protection legislation commonly known as Patients' Bills of Rights. We cannot predict the impact of this legislation, if adopted, on our business.

REGULATIONS MAY DECREASE THE PROFITABILITY OF OUR HEALTH PLANS.

     Our Texas plans are required to pay a rebate to the state in the event profits exceed established levels. This regulatory requirement, changes in this requirement or the adoption of similar requirements by our other regulators may limit our ability to increase our overall profits as a percentage of revenues. The State of Texas has implemented and is enforcing a penalty provision for failure to pay claims in a timely manner. Failure to meet this requirement can result in financial fines and penalties. In addition, states may attempt to reduce their contract premium rates if regulators perceive our medical loss ratio as too low. Any of these regulatory actions could harm our operating results.

     Also, on January 18, 2002, the federal Centers for Medicare and Medicaid Services, or CMS, published a final rule that removed an exception contained in the federal Medicaid reimbursement regulations permitting states to reimburse non-state government-owned or operated hospitals for inpatient and outpatient hospital services at amounts up to 150 percent of a reasonable estimate of the amount that would be paid for the services furnished by these hospitals under Medicare payment principles. This development in federal law could decrease the profitability of our health plans.

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD SUBJECT US TO CIVIL AND CRIMINAL PENALTIES.

     Federal and state governments have enacted fraud and abuse laws and other laws to protect patients' privacy and access to healthcare. Violation of these and other laws or regulations governing our operations or the operations of our providers could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services, the suspension or revocation of our licenses or our exclusion from participating in the Medicaid, SSI and SCHIP programs. Because of these potential sanctions, we seek to monitor our compliance and that of our providers with federal and state fraud and abuse and other healthcare laws on an ongoing basis. These penalties or exclusions, were they to occur as the result of our actions or omissions, or our inability to monitor the compliance of our providers, would negatively impact our ability to operate our business. For example, failure to pay our providers promptly could result in the imposition of fines and other penalties. In some states, we may be subject to regulation by more than one governmental authority, which may impose overlapping or competing regulations.

     The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA established new enforcement mechanisms to combat fraud and abuse, including a whistle blower program. Further, HIPAA imposes civil and, in some instances, criminal penalties for failure to comply with specific standards relating to the privacy, security and electronic transmission of individually-identifiable health information. These standards will become effective in April 2003. Congress may enact additional legislation to increase penalties and to create a private right of action under HIPAA, which would entitle patients to seek monetary damages for violations of the privacy rules.

COMPLIANCE WITH NEW GOVERNMENT REGULATIONS MAY REQUIRE US TO MAKE SIGNIFICANT EXPENDITURES.

     In August 2000, the Department of Health and Human Services, or HHS, issued a new regulation under HIPAA requiring the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. We are required to comply with the new regulation by October 2002, or submit a "compliance plan" with the HSS on or before October 15, 2002, that details how we will meet the extended compliance deadline of October 16, 2003. In addition, Texas has indicated that it may impose an earlier compliance deadline. In August 1998, HHS proposed a regulation that would require healthcare participants to implement organizational and technical practices to protect the security of electronically maintained or transmitted health-related information. In December 2000, HHS issued a new regulation mandating heightened privacy and confidentiality protections under HIPAA that became effective on April 14, 2001. Compliance with this regulation will be required by April 14, 2003.

     In January 2001, CMS (then the Health Care Financing Administration) published new regulations regarding Medicaid managed care. CMS subsequently delayed the effective date of these regulations until August 16, 2002. In August 2001, CMS proposed new regulations that would modify the January regulations. If adopted, these regulations would implement the requirements of the Balanced Budget Act of 1997 that are intended to give states more flexibility in their administration of Medicaid managed care programs, provide new patient protections for Medicaid managed care enrollees and require states to meet new actuarial soundness requirements.

     The Bush Administration's issuance of new regulations, its review of the existing HIPAA rules and other newly published regulations, the states' ability to promulgate stricter rules, and uncertainty regarding many aspects of the regulations may make compliance with the relatively new regulatory landscape difficult. Our existing programs and systems would not enable us to comply in all respects with these new regulations. In order to comply with the regulatory requirements, we will be required to employ additional or different programs and systems, the costs of which are unknown to us at this time. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states. The new regulations and the related compliance costs could have a material adverse effect on our business.

CHANGES IN HEALTHCARE LAW MAY REDUCE OUR PROFITABILITY.

     Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. These changes could reduce the number of persons enrolled or eligible for Medicaid and reduce the reimbursement or payment levels for medical services. More generally, we are unable to predict whether new laws or proposals will favor or hinder the growth of managed healthcare.

     We cannot predict the outcome of these legislative or regulatory proposals or the effect that they will have on us. Legislation or regulations that require us to change our current manner of operation, provide additional benefits or change our contract arrangements may seriously harm our operations and financial results.

IF WE ARE UNABLE TO PARTICIPATE IN SCHIP PROGRAMS OUR GROWTH RATE MAY BE
LIMITED.

     SCHIP is a relatively new federal initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. The programs vary significantly from state to state. Participation in SCHIP programs is an important part of our growth strategy. If states do not allow us to participate or if we fail to win bids to participate, our growth strategy may be materially and adversely affected.

IF STATE REGULATORS DO NOT APPROVE PAYMENTS OF DIVIDENDS AND DISTRIBUTIONS BY OUR SUBSIDIARIES TO US, WE MAY NOT HAVE SUFFICIENT FUNDS TO IMPLEMENT OUR BUSINESS STRATEGY.

     We principally operate through our health plan subsidiaries. If funds normally available to us become limited in the future, we may need to rely on dividends and distributions from our subsidiaries to fund our operations. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If these regulators were to deny our subsidiaries' request to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

                         RISKS RELATED TO OUR BUSINESS

RECEIPT OF INADEQUATE PREMIUMS WOULD NEGATIVELY AFFECT OUR REVENUES AND PROFITABILITY.

     Nearly all of our revenues are generated by premiums consisting of fixed monthly payments per member. These premiums are fixed by contract, and we are obligated during the contract periods to provide healthcare services as established by the state governments. We use a large portion of our revenues to pay the costs of healthcare services delivered to our customers. If premiums do not increase when expenses related to medical services rise, our earnings would be affected negatively. In addition, our actual medical services costs may exceed our estimates, which would cause our health benefits ratio, or our expenses related to medical services as a percentage of premium revenues, to increase and our profits to decline. In addition, it is possible for a state to increase the rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur in one or more of the states in which we operate, our profitability would be harmed.

FAILURE TO EFFECTIVELY MANAGE OUR MEDICAL COSTS OR RELATED ADMINISTRATIVE COSTS WOULD REDUCE OUR PROFITABILITY.

     Our profitability depends, to a significant degree, on our ability to predict and effectively manage expenses related to health benefits. We have less control over the costs related to medical services than we do over our general and administrative expenses. Historically, our health benefits ratio has fluctuated. For example, our health benefits ratio was 82.5% for the three months ended March 31, 2002, 82.8% for 2001 and 84.3% for 2000, but was 88.9%
for 1999 and 88.4% for 1998. Because of the narrow margins of our health plan business, relatively small changes in our health benefits ratio can create significant changes in our financial results. Changes in healthcare regulations and practices, the level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health benefits. We may not be able to manage costs effectively in the future. If our costs related to health benefits increase, our profits could be reduced or we may not remain profitable.

FAILURE TO ACCURATELY PREDICT OUR MEDICAL EXPENSES COULD NEGATIVELY AFFECT OUR REPORTED RESULTS.

     Our medical expenses include estimates of medical expenses incurred but not yet reported, or IBNR. We estimate our IBNR medical expenses monthly based on a number of factors. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We cannot be sure that our IBNR estimates are adequate or that adjustments to those estimates will not harm our results of operations. From time to time in the past, our actual results have varied from our estimates, particularly in times of significant changes in the number of our members. Our failure to accurately estimate IBNR may also affect our ability to take timely corrective actions, further harming our results.

DIFFICULTIES IN EXECUTING OUR ACQUISITION STRATEGY COULD ADVERSELY AFFECT OUR BUSINESS.

     Historically, the acquisition of Medicaid contract rights and related assets of other health plans, both in our existing service areas and in new markets, has accounted for a significant amount of our growth. For example, our acquisition of contract rights from Humana in February 2001 accounted for 88.0% of the increase in our net premium revenues for 2001 compared to 2000. Many of the other potential purchasers of Medicaid assets have greater financial resources than we have. In addition, many of the sellers are interested either in (1) selling, along with their Medicaid assets, other assets in which we do not have an interest or (2) selling their companies, including their liabilities, as opposed to the assets of their ongoing businesses.

     We generally are required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, even if we already operate in a state in which we acquire a new business, we would be required to obtain additional regulatory approval if the acquisition would result in our operating in an area of the state in which we did not operate previously and we could be required to renegotiate provider contracts of the acquired business. We cannot assure you that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all. In deciding whether to approve a proposed acquisition, state regulators may consider a number of factors outside our control, including giving preference to competing offers made by locally owned entities or by not-for-profit entities. Furthermore, we have obtained a commitment for a revolving line of credit facility that would prohibit some acquisitions without the consent of our bank lender.

     In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired business or assets with our existing operations. This may include the integration of:

     - additional personnel who are not familiar with our operations and corporate culture;

     - existing provider networks, which may operate on different terms than our existing networks;

     - existing members, who may decide to switch to another healthcare plan;
       and

     - disparate administrative, accounting and finance, and information systems.

For example, in the Humana acquisition, the configuration of new provider contracts temporarily extended our claims payment process.

     Accordingly, we may be unable to successfully identify, consummate and integrate future acquisitions or operate acquired businesses profitably. We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

FAILURE TO ACHIEVE TIMELY PROFITABILITY IN ANY BUSINESS WOULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, any new business of ours would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. In addition, we may not be able to effectively commercialize any new programs or services we seek to market to third parties. The expenses associated with starting up a new business could have a significant impact on our results of operations if we are unable to achieve profitable operations in a timely fashion.

WE DERIVE ALL OF OUR REVENUES FROM OPERATIONS IN THREE STATES, AND OUR OPERATING RESULTS WOULD BE MATERIALLY AFFECTED BY A DECREASE IN REVENUES OR PROFITABILITY IN ANY ONE OF THOSE STATES.

     Operations in Wisconsin, Indiana and Texas account for all of our revenues. If we were unable to continue to operate in each of those states or if our current operations in any portion of one of those states were significantly curtailed, our revenues would decrease materially. In the first half of 2001, our membership in Indiana declined by approximately 46,000 due to a subcontracting provider organization terminating a percent-of-premium arrangement. In 2000, we reduced our service area in Wisconsin from 36 to 18 counties. In 1999 and 2000, we terminated our services to most of the southern counties of Indiana. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly, depending on legislative actions, economic conditions and similar factors in those states. Our inability to continue to operate in any of the states in which we operate would harm our business.

COMPETITION MAY LIMIT OUR ABILITY TO INCREASE PENETRATION OF THE MARKETS THAT WE SERVE.

     We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choices for Medicaid recipients among managed care programs. Voluntary programs and mandated competition may limit our ability to increase our market share.

     Some of the health plans with which we compete have greater financial and other resources and offer a broader scope of products than we do. In addition, significant merger and acquisition activity has occurred in the managed care industry, as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems industries. To the extent that competition intensifies in any market that we serve, our ability to retain or increase members and providers, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends may be adversely affected.

     In addition, in order to increase our membership in the markets we currently serve, we believe that we must continue to develop and implement community-specific products, alliances with key providers and localized outreach and educational programs. If we are unable to develop and implement these initiatives, or if our competitors are more successful than we are in doing so, we may not be able to further penetrate our existing markets.

IF WE ARE UNABLE TO MAINTAIN SATISFACTORY RELATIONSHIPS WITH OUR PROVIDER NETWORKS, OUR PROFITABILITY WILL BE HARMED.

     Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians, specialists and hospitals generally may be cancelled by either party without cause upon 90 to 120 days' prior written notice. We cannot assure you that we will be able to continue to renew our existing contracts or enter into new contracts enabling us to service our members profitably.

     From time to time providers assert or threaten to assert claims seeking to terminate noncancellable agreements due to alleged actions or inactions by us. Even if these allegations represent attempts to avoid or renegotiate contractual terms that have become economically disadvantageous to the providers, it is possible that in the future a provider may pursue such a claim successfully. Regardless of whether any claims brought against us are successful or have merit, they will still be time-consuming and costly and could distract our management's attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

     We will be required to establish acceptable provider networks prior to entering new markets. We may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms.

     If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

THERE IS UNCERTAINTY CONCERNING OUR CONTINUED USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT AUDITORS.

     Arthur Andersen LLP serves as our independent auditors, and we are satisfied with how Arthur Andersen has performed its obligations to us. Due to the recent indictment of Arthur Andersen, there exists uncertainty concerning our continued use of Arthur Andersen as our auditors. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent certified public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make specified representations to its clients. Our ability to access the capital markets and make timely SEC filings could be impaired, and we could incur significant costs, if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make the required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services for us. In addition, we are required to file audited financial statements of each of our operating subsidiaries with regulatory authorities in the state in which the subsidiary operates. Our ability to make timely filings with these regulatory authorities could be impaired, and we could incur significant costs, if any of these regulatory authorities ceases accepting financial statements audited by Arthur Andersen or if for any reason Arthur Andersen is unable to perform required audit-related services for us.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL.

     We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our Medicaid managed care business. If we lose one or more members of our senior management team, including our chief executive officer, Michael F. Neidorff, who has been instrumental in developing our mission and forging our business relationships, our business and operating results could be harmed. We do not have an employment agreement with Mr. Neidorff, and we cannot assure you that we will be able to retain his services. Our ability to replace any departed members of our senior management or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Medicaid managed care industry with the breadth of skills and experience required to operate and expand successfully a business such as ours. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these personnel.

NEGATIVE PUBLICITY REGARDING THE MANAGED CARE INDUSTRY MAY HARM OUR BUSINESS AND OPERATING RESULTS.

     Recently, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate. Any of these factors may increase the costs of doing business and adversely affect our operating results.

CLAIMS RELATING TO MEDICAL MALPRACTICE COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES.

     Our providers and employees involved in medical care decisions may be subject to medical malpractice claims. In addition, some states, including Texas, have adopted legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability. Even if any claims brought against us are unsuccessful or without merit, they would still be time-consuming and costly and could distract our management's attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

GROWTH IN THE NUMBER OF MEDICAID-ELIGIBLE PERSONS DURING ECONOMIC DOWNTURNS COULD CAUSE OUR OPERATING RESULTS AND STOCK PRICES TO SUFFER IF STATE AND FEDERAL BUDGETS DECREASE OR DO NOT INCREASE.

     Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. During such economic downturns, however, state and federal budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. In particular, the terrorist acts of September 11, 2001 created an uncertain economic environment, and we cannot predict the impact of these events, other acts of terrorism or related military action on federal or state funding of healthcare programs or on the size of the Medicaid-eligible population. If federal funding were decreased or unchanged while our membership was increasing, our results of operations would suffer.

GROWTH IN THE NUMBER OF MEDICAID-ELIGIBLE PERSONS MAY BE COUNTERCYCLICAL, WHICH COULD CAUSE OUR OPERATING RESULTS TO SUFFER WHEN GENERAL ECONOMIC CONDITIONS ARE IMPROVING.

     Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

WE INTEND TO EXPAND PRIMARILY INTO MARKETS WHERE MEDICAID RECIPIENTS ARE REQUIRED TO ENROLL IN MANAGED CARE PLANS.

     We expect to continue to focus our business in states in which Medicaid enrollment in managed care is mandatory. Currently, approximately two-thirds of the states require health plan enrollment for Medicaid eligible participants in all or a portion of their counties. The programs are voluntary in other states. Because we concentrate on markets with mandatory enrollment, we expect the geographic expansion of our business to be limited to those states.

IF WE ARE UNABLE TO INTEGRATE AND MANAGE OUR INFORMATION SYSTEMS EFFECTIVELY, OUR OPERATIONS COULD BE DISRUPTED.

     Our operations depend significantly on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

     Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists.

WE MAY NOT BE ABLE TO OBTAIN AND MAINTAIN ADEQUATE INSURANCE.

     We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide managed care and related services. These claims could be substantial. We believe that our present insurance coverage and reserves are adequate to cover currently estimated exposures. We cannot assure you that we will be able to obtain adequate insurance coverage in the future at acceptable costs or that we will not incur significant liabilities in excess of policy limits.

        RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

VOLATILITY OF OUR STOCK PRICE COULD CAUSE YOU TO LOSE ALL OR PART OF YOUR INVESTMENT.

     The market price of our common stock, like that of the common stock of others in our industry, may be highly volatile. The stock market in general has recently experienced extreme price and volume fluctuations, and this volatility has affected the market prices of securities of other companies for reasons frequently unrelated, or disproportionate, to the operating performance of those companies. The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

     - state and federal budget decreases;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies, including commercial managed care organizations;

     - variations in our quarterly operating results;

     - acquisitions and strategic partnerships;

     - adverse publicity regarding managed care organizations;

     - government action regarding Medicaid eligibility;

     - changes in state mandatory Medicaid programs;

     - changes in our management;

     - broad fluctuations in stock market prices and volume; and

     - general economic conditions, including inflation and unemployment rates.

     Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to the volatility. We cannot assure you that our stock will trade at the same levels as the stock of other companies in our industry or that the market in general will sustain its current prices.

WE CANNOT GUARANTEE THAT AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK WILL BE SUSTAINED.

     We have only been a public company since December 2001. The average daily trading volume of our common stock on the Nasdaq National Market in 2002 has been less than 57,000 shares. An active public market for our common stock may not be sustained after this offering. If an active trading market fails to be sustained, you may be unable to sell your shares of common stock at or above the price you paid.

FUTURE SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL.

     Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that those sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. Based on shares outstanding as of April 29, 2002, there will be a total of 10,520,312 shares outstanding after this offering, of which 9,025,000 shares will have been sold in our initial public offering or this offering. Of the remaining 1,495,312 shares that will be outstanding after this offering, a total of 1,403,898 shares will continue to be subject to lock up agreements entered into in connection with our initial public offering. The holders of these 1,403,898 shares are contractually restricted from selling these shares only until June 10, 2002, and SG Cowen Securities may release these shares from the contractual restrictions at an earlier time in its discretion. SG Cowen Securities has no pre-established conditions to waiving the terms of the "lock-up" agreements, and any decision by it to waive those conditions would depend on a number of factors, including market conditions, the performance of the common stock in the market and our financial condition at that time.

OUR OFFICERS AND DIRECTORS AND THEIR AFFILIATES MAY BE ABLE TO SIGNIFICANTLY INFLUENCE THE OUTCOME OF MANY CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL.


     After this offering, our directors and officers and their affiliates will beneficially own 13.6% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.


OUR CORPORATE DOCUMENTS AND PROVISIONS OF DELAWARE LAW MAY PREVENT A CHANGE IN CONTROL OR MANAGEMENT THAT STOCKHOLDERS MAY CONSIDER DESIRABLE.

     Section 203 of the Delaware General Corporation Law, laws of states in which we operate, and our charter and by-laws contain provisions that might enable our management to resist a takeover of our company. These provisions could have the effect of delaying, deferring, or preventing a change in control of Centene or a change in our management that stockholders may consider favorable or beneficial. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

YOU WILL PAY A MUCH HIGHER PRICE PER SHARE THAN THE BOOK VALUE OF OUR COMMON STOCK.

     If you purchase our common stock in this offering, you will incur immediate and substantial dilution. Assuming an offering price of $27.01, you will pay a price per share that exceeds by $19.86 the per share net tangible book value of our assets immediately following the offering (based on net tangible book value as of March 31, 2002, on an as adjusted basis).

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue" or the negative of these terms or other comparable terminology. These statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments, and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Investors are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

     Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in healthcare practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of healthcare, such as major healthcare providers' inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our Medicaid managed care contracts by the state governments would also negatively impact us. Due to these factors and risks, we cannot assure you with respect to our future premium levels or our ability to control our future medical costs.

                                USE OF PROCEEDS

     We estimate that our net proceeds of our sale of the 400,000 shares of common stock offered by us will be approximately $9.8 million, or $11.6 million if the underwriters exercise their over-allotment option in full, based upon an assumed offering price of $27.01 per share and after deducting estimated underwriting discounts and offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock offered by the selling stockholders.

     We intend to use our net proceeds of this offering for working capital and other general corporate purposes, which may include acquisitions of businesses, assets and technologies that are complementary to our business. For example, we may use proceeds to acquire Medicaid and SCHIP contract rights and related assets to increase our membership and to expand our business into new service areas. Although we have evaluated possible acquisitions from time to time, we currently have no commitments or binding agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. We are currently party to two non-binding letters of intent that would expand our programs in one of our existing states and in one additional state. The proposed purchase prices under these two letters total less than $15 million in cash. Both of these proposed acquisitions are in early stages of diligence and negotiation, and there can be no assurance that we will complete either or both of them.

     We also may apply proceeds to fund working capital to:

     - increase market penetration within our current service areas;

     - pursue opportunities for the development of new markets;

     - expand services and products available to our members; and

     - strengthen our capital base by increasing the statutory capital of our health plan subsidiaries.

     We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion to allocate our net proceeds of this offering. Pending application of our net proceeds, we intend to invest our net proceeds in short-term, investment-grade, interest-bearing instruments, repurchase agreements and high-grade corporate notes.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted for the Nasdaq National Market under the symbol "CNTE" since our initial public offering on December 13, 2001. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
Fourth quarter 2001 (commencing December 13, 2001)..........  $23.10   $14.27
First quarter 2002..........................................   23.56    18.10
Second quarter 2002 (through April 29, 2002)................   30.18    22.61

     On April 29, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $27.01 per share. As of April 26, 2002, there were 39 stockholders of record.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain any future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future. In March 2002 we obtained a commitment from a financial institution to provide a $25 million revolving line of credit facility. This facility will contain a restrictive covenant that prohibits us from paying cash dividends without the prior written consent of the financial institution.

                                 CAPITALIZATION

     The following table shows our capitalization as of March 31, 2002:

     - on an actual basis; and

     - as adjusted to reflect our sale of the 400,000 shares of common stock offered by us at an assumed price of $27.01 per share, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

     You should read this table in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                                 MARCH 31, 2002
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Long-term debt..............................................  $    --     $    --
                                                              -------     -------
Stockholders' equity:
  Undesignated preferred stock, $.001 par value; 10,000,000
     shares authorized and no shares issued or outstanding,
     actual and as adjusted.................................       --          --
  Common stock, $.001 par value; 40,000,000 shares
     authorized and 10,098,712, issued and outstanding,
     actual; 40,000,000 shares authorized and 10,498,712
     shares issued and outstanding, as adjusted.............       10          10
  Additional paid-in capital................................   60,876      70,640
  Net unrealized loss on investments, net of tax............     (188)       (188)
  Retained earnings.........................................    7,387       7,387
                                                              -------     -------
     Total stockholders' equity.............................   68,085      77,849
                                                              -------     -------
Total capitalization........................................  $68,085     $77,849
                                                              =======     =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in connection with, and are qualified by reference to, the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The data for the years ended December 31, 1999, 2000 and 2001 and as of December 31, 2000 and 2001 are derived from consolidated financial statements audited by Arthur Andersen LLP and included elsewhere in this prospectus. The data for the years ended December 31, 1997 and 1998 and as of December 31, 1997, 1998 and 1999 are derived from audited consolidated financial statements not included in this prospectus. The data for the three months ended March 31, 2001 and 2002 are derived from unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Operating results for the three months ended March 31, 2002 are not necessarily indicative of operating results to be expected for the full year.

                                                                                                               THREE MONTHS
                                                            YEAR ENDED DECEMBER 31,                          ENDED MARCH 31,
                                          ------------------------------------------------------------   ------------------------
                                             1997         1998        1999        2000         2001         2001         2002
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Premiums..............................  $  114,531   $  149,577   $200,549   $  216,414   $  326,184   $   70,224   $    95,650
  Administrative services fees..........         719          861        880        4,936          385           80           103
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
    Total revenues......................     115,250      150,438    201,429      221,350      326,569       70,304        95,753
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
Operating expenses:
  Medical services costs................      95,994      132,199    178,285      182,495      270,151       58,573        78,944
  General and administrative expenses...      19,799       25,066     29,756       32,335       37,946        8,825        10,547
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
    Total operating expenses............     115,793      157,265    208,041      214,830      308,097       67,398        89,491
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
    Earnings (losses) from operations...        (543)      (6,827)    (6,612)       6,520       18,472        2,906         6,262
Other income (expense):
  Investment and other income, net......       1,207        1,794      1,623        1,784        3,916          966           915
  Interest expense......................        (854)        (771)      (498)        (611)        (362)         (95)           --
  Equity in earnings (losses) from joint
    ventures............................        (356)        (477)         3         (508)          --           --            --
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
    Earnings (losses) from continuing
      operations before income taxes....        (546)      (6,281)    (5,484)       7,185       22,026        3,777         7,177
  Income tax expense (benefit)..........         (39)      (1,542)        --         (543)       9,131        1,595         2,877
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
    Earnings (losses) from continuing
      operations........................        (507)      (4,739)    (5,484)       7,728       12,895        2,182         4,300
Loss from discontinued operations,
  net...................................        (808)      (2,223)    (3,927)          --           --           --            --
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
  Net earnings (losses).................      (1,315)      (6,962)    (9,411)       7,728       12,895        2,182         4,300
Accretion of redeemable preferred
  stock.................................          --         (122)      (492)        (492)        (467)        (123)           --
                                          ----------   ----------   --------   ----------   ----------   ----------   -----------
Net earnings (losses) attributable to
  common stockholders...................  $   (1,315)  $   (7,084)  $ (9,903)  $    7,236   $   12,428   $    2,059   $     4,300
                                          ==========   ==========   ========   ==========   ==========   ==========   ===========
Net earnings (losses) from continuing
  operations per common share:
  Basic.................................  $    (0.48)  $    (4.65)  $  (6.63)  $     8.03   $     8.97   $     2.27   $      0.43
  Diluted...............................  $    (0.48)  $    (4.65)  $  (6.63)  $     1.13   $     1.61   $     0.28   $      0.38
Net earnings (losses) per common share:
  Basic.................................  $    (1.23)  $    (6.78)  $ (10.99)  $     8.03   $     8.97   $     2.27   $      0.43
  Diluted...............................  $    (1.23)  $    (6.78)  $ (10.99)  $     1.13   $     1.61   $     0.28   $      0.38
Weighted average common shares
  outstanding:
  Basic.................................   1,066,068    1,044,434    900,944      901,526    1,385,399      906,148    10,091,348
  Diluted...............................   1,066,068    1,044,434    900,944    6,819,595    8,019,497    7,751,273    11,317,634

                                                                                DECEMBER 31,
                                                              -------------------------------------------------   MARCH 31,
                                                               1997      1998       1999      2000       2001       2002
                                                              -------   -------   --------   -------   --------   ---------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $17,976   $21,525   $ 23,663   $26,423   $ 90,036   $ 92,445
Total assets................................................   39,330    45,727     52,207    66,017    131,366    143,122
Long-term debt, net of current portion......................    4,000     4,000      4,000     4,000         --         --
Redeemable convertible preferred stock......................       --    17,700     18,386    18,878         --         --
Total stockholders' equity (deficit)........................    2,495    (6,196)   (16,367)   (8,834)    64,089     68,085

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors," "Forward-Looking Statements," "Business" and elsewhere in this prospectus.

OVERVIEW

     We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income, and the State Children's Health Insurance Program. We have health plans in Wisconsin, Indiana and Texas.

  Revenues

     We generate revenues primarily from premiums we receive from the states in which we operate to provide health benefits to our members. We receive a fixed premium per member per month pursuant to our state contracts. We generally receive premiums in advance of providing services and recognize premium revenue during the period in which we are obligated to provide services to our members. We also generate administrative services fees for providing services to SSI members on a non-risk basis.

     The primary driver of our increasing revenues has been membership growth. We have increased our membership through both internal growth and acquisitions. From December 31, 1999 to March 31, 2002, we have grown our membership by 75.2%. The following table sets forth our membership by state, excluding members related to the commercial operations that we discontinued in 1999:

                                                       DECEMBER 31,
                                                ---------------------------   MARCH 31,
                                                 1999      2000      2001       2002
                                                -------   -------   -------   ---------
Wisconsin....................................    36,600    60,200   114,300    114,600
Indiana......................................   102,200   108,000    65,900     77,600
Texas........................................     3,500    26,000    54,900     57,100
                                                -------   -------   -------    -------
  Total......................................   142,300   194,200   235,100    249,300
                                                =======   =======   =======    =======

     For the three months ended March 31, 2002, our membership grew as a result of additions to our provider networks and growth in the number of Medicaid beneficiaries.

     For the year ended December 31, 2001, our membership in Indiana declined due to a subcontracting provider organization terminating a percent-of-premium arrangement, which was our only contract of that type. Separately, we entered into agreements with Humana that resulted in the transfer to us of 35,000 members in Wisconsin and 30,000 members in Texas.

     In 2000, a competitor in our Wisconsin market terminated its participation in the Medicaid program benefiting our enrollment growth. Our membership growth in the northern and central regions of Indiana was offset by our decision to reduce our participation in the southern region. Our El Paso health plan achieved sizable growth because we were named the default health plan in this area and enrolled a majority of the members who failed to select a specific plan.

  OPERATING EXPENSES

     Our operating expenses include medical services costs and general and administrative expenses.

     Our medical services costs include payments to physicians, hospitals, and other providers for healthcare and specialty product claims. Medical services costs also include estimates of medical expenses incurred but not yet reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including inpatient hospital utilization data and prior claims experience. As part of this review, we also consider the costs to process medical claims, and estimates of amounts to cover uncertainties related to fluctuations in physician billing patterns, membership, products and inpatient hospital trends. These estimates are adjusted as more information becomes available. We utilize the services of independent actuarial consultants who are contracted to review our estimates quarterly. While we believe that our process for estimating IBNR is actuarily sound, we cannot assure you that healthcare claim costs will not exceed our estimates.

     Our results of operations depend on our ability to manage expenses related to health benefits and to accurately predict costs incurred. The table below depicts our health benefits ratio, which represents medical services costs as a percentage of premium revenues and reflects the direct relationship between the premium received and the medical services provided. Our stabilization in the ratio primarily reflects improved provider contract terms and premium rate increases in our markets served.

                                                                             THREE MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,      MARCH 31,
                                                  ------------------------   -------------
                                                   1999     2000     2001    2001    2002
                                                  ------   ------   ------   -----   -----
Health benefits ratio...........................  88.9%    84.3%    82.8%    83.4%   82.5%

     Our general and administrative expenses primarily reflect wages and benefits and other administrative costs related to our employee base, including those fees incurred to provide services to our members. These expenses are funded by our management contract fees. Some of these services are provided locally, while others are delivered to our health plans from a centralized location. This approach provides the opportunity to control both direct and indirect costs. The major centralized functions are claims processing, information systems, finance, medical management support and administration. The following table sets forth the general and administrative expenses ratio, which represents general and administrative expenses as a percent of total revenues and reflects the relationship between revenues earned and the costs necessary to drive those revenues. The improvement in the ratio reflects growth in membership and revenues leveraging combined with our overall infrastructure.

                                                                             THREE MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,      MARCH 31,
                                                  ------------------------   -------------
                                                   1999     2000     2001    2001    2002
                                                  ------   ------   ------   -----   -----
General and administrative expenses ratio.......  14.8%    14.6%    11.6%    12.6%   11.0%

  OTHER INCOME

     Other income consists principally of investment and other income, interest expense, and equity in earnings (losses) from joint ventures.

     - Investment income is derived from our cash, cash equivalents and investments. Information about our investments is presented below under "Liquidity and Capital Resources."

     - Interest expense primarily reflected interest paid on our subordinated notes, which we repaid in full in December 2001.

     - Equity in earnings (losses) from joint ventures principally represented our share of operating results from Superior HealthPlan, which we formed with Community Health Centers Network in 1997. From 1998 through 2000, we owned 39% of Superior, and therefore accounted for the investment under the equity method of accounting. Effective January 1, 2001, we entered into an agreement to purchase an additional 51% of Superior. We also agreed to purchase from TACHC GP, Inc. a term note pursuant to which Superior owed TACHC $160,000. As a result of entering into this agreement, we began accounting for our investment in Superior using consolidation accounting. We therefore no longer reflect any operations of Superior in equity in earnings (losses) from joint ventures and we eliminate in consolidation all administrative fees from Superior. In addition, in

       December 2001 we acquired the remaining 10% equity interest in Superior in exchange for 7,143 shares of our common stock.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

     Our significant accounting policies are more fully described in Note 3 to our consolidated financial statements. However, one of our accounting policies is particularly important to the portrayal of our financial position and results of operations and requires the application of significant judgment by our management; as a result it is subject to an inherent degree of uncertainty.

     Our medical services costs include estimates for claims received but not yet adjudicated, estimates for claims incurred but not yet received and estimates for the costs necessary to process unpaid claims. We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

     In applying this policy, our management uses its judgment to determine the appropriate assumptions to be used in the determination of the required estimates. While we believe our estimates are adequate, it is possible future events could require us to make significant adjustments for revisions to these estimates. The estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31,
2001

  Revenues

     Premiums for the three months ended March 31, 2002 increased $25.4 million, or 36.2%, to $95.7 million from $70.2 million in 2001. This increase was due to an increase in premium rates and increases in membership in each of our markets.

     Administrative services fees for the three months ended March 31, 2002 increased $23,000 to $103,000 from $80,000 in 2001 as a result of the increases in our SSI membership.

  Operating Expenses

     Medical services costs. Medical services costs for the three months ended March 31, 2002 increased $20.4 million, or 34.8%, to $78.9 million from $58.6 million in 2001. This increase reflected the growth in our membership.

     General and administrative expenses. General and administrative expenses for the three months ended March 31, 2002 increased $1.7 million, or 19.5%, to $10.5 million from $8.8 million in 2001. This increase principally reflected a higher level of wages and related expenses for additional staff hired to support our membership growth.

  Other Income

     Other income for the three months ended March 31, 2002 increased $44,000, or 5.1% to $915,000 from $871,000 in 2001. This reflected an increase in interest income from the investment of a portion of the net proceeds we received upon the completion of our initial public offering in December 2001, as well as a decrease in interest expense resulting from the application of a portion of such net proceeds to repay subordinated notes in December 2001. These increases in other income were offset in part by lower levels of investment returns reflecting a decreased interest rate environment during the three months ended March 31, 2002. Our annualized rate of return on investments for the three months ended March 31, 2002 was 1.0%, as compared with 7.8% for 2001.

  Income Tax Expense

     For the three months ended March 31, 2002, we recorded income tax expense of $2.9 million, based on a 40.1% effective tax rate. For the three months ended March 31, 2001, we recorded income tax expense of $1.6 million, based on an effective tax rate of 42.2%.

  YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

  Revenues

     Premiums for the year ended December 31, 2001 increased $109.8 million, or 50.7%, to $326.2 million from $216.4 million in 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

     Administrative services fees for the year ended December 31, 2001 decreased $4.6 million, or 92.2%, to $385,000 from $4.9 million in 2000 as a result of our acquisition of a majority share of Superior HealthPlan, as described above.

  Operating Expenses

     Medical services costs. Medical services costs for the year ended December 31, 2001 increased $87.7 million, or 48.0%, to $270.2 million from $182.5 million in 2000. This increase was due to the Humana contract purchases, the consolidation of our El Paso market and membership growth, net of the termination of our Indiana sub-contract arrangement.

     General and administrative expenses. General and administrative expenses for the year ended December 31, 2001 increased $5.6 million, or 17.4%, to $37.9 million from $32.3 million in 2000. This increase primarily was due to a higher level of wages and related expenses for additional staff to support our membership growth.

  Other Income

     Other income for the year ended December 31, 2001 increased $2.9 million, or 434.4%, to $3.6 million from $665,000 in 2000. This primarily reflected a significant increase in investment income due to an increase in cash, cash equivalents and investments. The increase also reflected the consolidation of our El Paso market due to our increased ownership.

  Income Tax Expense

     For the year ended December 31, 2001, we recorded income tax expense of $9.1 million based on a 41.5% effective tax rate. For the year ended December 31, 2000, we recorded an income tax benefit of $543,000 as a result of the reversal of our valuation allowance related to deferred tax assets.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

  Revenues

     Premiums for the year ended December 31, 2000 increased $15.9 million, or 7.9%, to $216.4 million from $200.5 million in 1999. This increase was primarily due to membership growth in our Wisconsin market and rate increases in Wisconsin and Indiana.

     Administrative services fees for the year ended December 31, 2000 increased $4.0 million, or 460.9%, to $4.9 million from $880,000 in 1999 due to membership increases in our El Paso market.

  Operating Expenses

     Medical services costs. Medical services costs increased $4.2 million, or 2.4%, to $182.5 million for the year ended December 31, 2000 from $178.3 million in 1999. The increase was primarily due to the net increase in membership.

     General and administrative expenses. General and administrative expenses for the year ended December 31, 2000 increased $2.6 million, or 8.7%, to $32.3 million from $29.8 million in 1999. The increase was primarily due to a higher level of wages and related expenses for additional staff to support our membership growth.

  Other Income

     Other income for the year ended December 31, 2000 decreased $463,000, or 41.0%, to $665,000 from $1.1 million in 1999. This decrease primarily reflected an increase in equity in losses from our El Paso start-up market.

  Income Tax Benefit

     In 2000, we recorded an income tax benefit of $543,000 as a result of the reversal of our valuation allowance related to deferred tax assets, as it became apparent that it was more likely than not that the benefits of our net operating losses would be realized. In 1999, we recorded a tax benefit offset by a valuation allowance, resulting in no benefit or provision for the year.

QUARTERLY RESULTS

     The following table sets forth unaudited statements of earnings data for each quarter of 2000 and 2001 and the first quarter of 2002. This information has been presented on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the unaudited quarterly results. This information should be read in conjunction with our audited financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                         FOR THE THREE MONTHS ENDED
                       ---------------------------------------------------------------
                       MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                         2000        2000         2000            2000         2001
                       ---------   --------   -------------   ------------   ---------
                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Total revenues.......  $ 50,008    $ 53,015     $ 58,515        $ 59,812     $ 70,304
Earnings from
  operations.........       752       1,240        1,838           2,690        2,906
Earning before income
  taxes..............       937       1,433        2,236           2,579        3,777
Net earnings.........       891       1,479        2,136           3,222        2,182
Net earnings
  attributable to
  common
  stockholders.......       768       1,356        2,013           3,099        2,059
Per share data:
  Net earnings per
    common share,
    basic............  $   0.86    $   1.50     $   2.23        $   3.44     $   2.27
  Net earnings per
    common share,
    diluted..........  $   0.13    $   0.22     $   0.31        $   0.47     $   0.28
Period end
  membership.........   167,000     179,300      185,450         194,200      205,000

                                   FOR THE THREE MONTHS ENDED
                       ---------------------------------------------------
                       JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                         2001         2001            2001         2002
                       --------   -------------   ------------   ---------
                            (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Total revenues.......  $ 80,560     $ 85,414        $ 90,291     $ 95,753
Earnings from
  operations.........     4,513        5,355           5,698        6,262
Earning before income
  taxes..............     5,343        6,175           6,731        7,177
Net earnings.........     3,230        3,563           3,920        4,300
Net earnings
  attributable to
  common
  stockholders.......     3,107        3,440           3,822        4,300
Per share data:
  Net earnings per
    common share,
    basic............  $   3.41     $   3.78        $   1.37     $   0.43
  Net earnings per
    common share,
    diluted..........  $   0.42     $   0.45        $   0.45     $   0.38
Period end
  membership.........   213,200      224,800         235,100      249,300

LIQUIDITY AND CAPITAL RESOURCES

     On December 18, 2001, we closed our initial public offering of 3,250,000 shares of common stock at $14 per share. We received net proceeds of $41.0 million. Prior to this offering, we financed our operations and growth through private equity and debt financings and internally generated funds, raising $22.4 million between 1993 and 1998. This consisted of $18.4 million through the issuance of equity securities and $4.0 million through subordinated debt financing. Our liquidity requirements have arisen primarily from statutory capital requirements in the states in which we operate.

     Our operating activities provided cash of $5.1 million in 1999, $13.5 million in 2000 and $30.2 million in 2001, and provided cash of $31.1 million in the three months ended March 31, 2001 and $2.3 million in the three months ended March 31, 2002. The growth in 2000 was due to increased membership and improved profitability. The increase in 2001 was due to further improved profitability, an increase in membership and the timing of capitation payments. The decrease in cash provided in the three months ended March 31, 2002 compared to the three months ended March 31, 2001 reflected a decrease of $13.2 million in unearned premiums, an increase of $9.8 million in receivables and a decrease of $4.1 million in medical claims liabilities.

     Our investing activities used cash of $2.9 million in 1999 and $14.6 million in 2000, and provided cash of $2.7 million in 2001. Investing activities provided cash of $3.9 million in the three months ended March 31, 2001 and $552,000 in the three months ended March 31, 2002. Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of March 31, 2002, our investment portfolio consisted primarily of fixed-income securities with an average maturity of 1.5 years. Cash is invested in investment vehicles such as municipal bonds, commercial paper, U.S. government-backed agencies and U.S. Treasury instruments. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their cash. The average portfolio return was 7.3% for the year ended December 31, 2000, 5.6% for the year ended December 31, 2001 and 1.0% for the three months ended March 31, 2002.

     Our financing activities provided cash of $2.5 million in 1999, used cash of $2.4 million in 2000 and provided cash of $37.0 million in 2001. Financing activities provided cash of $11,000 in the three months ended March 31, 2001 and $15,000 in the three months ended March 31, 2002. During 1999 and 2000 financing cash flows consisted of borrowings and repayments under a credit facility and issuances of preferred stock. During 2001 financing cash flows primarily consisted of the issuance of common stock through our initial public offering, net of the repayment of subordinated notes with $4.0 million of our proceeds. During the three months ended March 31, 2002 and 2001, financing cash flows consisted of proceeds from the exercise of stock options.

     In addition, we have raised capital from time to time to fund planned geographic and product expansion, necessary regulatory reserves, and acquisitions of healthcare contracts. In 2001, we purchased the rights to the Humana Medicaid contracts with the states of Texas and Wisconsin for $1.2 million and spent $3.6 million on purchases of furniture, equipment and leasehold improvements due to the addition of the Austin and San Antonio markets and the expansion of the Wisconsin market. For 2002, we anticipate purchasing $3.6 million of new software, software and hardware upgrades, and furniture, equipment and leasehold improvements related to office and market expansions. We purchased $1.3 million in capital assets during the three months ended March 31, 2002.

     Our principal contractual obligations at March 31, 2002 consisted of obligations under operating leases. The significant annual noncancelable lease payments are as follows (in thousands):

                                                              PAYMENT DUE
                                                              -----------
April 1, 2002 through December 31, 2002.....................    $ 1,664
2003........................................................      2,120
2004........................................................      2,043
2005........................................................      2,014
2006........................................................      1,745
Thereafter..................................................      5,643
                                                                -------
                                                                $15,229
                                                                =======

     In March 2002, we obtained a commitment from a financial institution to provide a $25 million revolving line of credit facility. We expect to complete the arrangements for the line of credit during the second quarter of 2002. Based on the commitment letter, we expect the line of credit will have a term of one year and have interest rates based on prime, floating and LIBOR rates. We expect to grant the financial institution a security interest in the common stock of our subsidiaries. The facility will include financial covenants, including requirements of minimum EBITDA and minimum tangible net worth. We will be required to obtain the lender's consent if any proposed acquisition would result in a violation of any of the covenants contained in the line of credit.

     At March 31, 2002, we had working capital of $40.4 million as compared to $34.8 million at December 31, 2001, $(5.3) million at December 31, 2000 and $(7.2) million at December 31, 1999. Our working capital was negative at times due to our efforts to increase investment returns through purchases of long-term investments, which have maturities of greater than one year. Our investment policies are also designed to provide liquidity and preserve capital. We manage our short-term and long-term investments to ensure that a sufficient portion is held in investments that are highly liquid and can be sold to fund working capital as needed.

     Cash, cash equivalents and short-term investments were $92.4 million at March 31, 2002 and $90.0 million at December 31, 2001. Long-term investments were $19.7 million at March 31, 2002 and $22.3 million at December 31, 2001. Based on our operating plan, we expect that our available cash, cash equivalents and investments, and cash from our operations, together with our net proceeds of this offering, will be sufficient to finance our operations and capital expenditures for at least 12 months from the date of this prospectus.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

     Our operations are conducted through our subsidiaries. As managed care organizations, our subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to us.

     Our subsidiaries are required to maintain minimum capital requirements prescribed by various regulatory authorities in each of the states in which we operate. As of March 31, 2002, our subsidiaries had aggregate statutory capital and surplus of $22.1 million, compared with the required minimum aggregate statutory capital and surplus requirements of $13.2 million.

     In 1998, the National Association of Insurance Commissioners adopted guidelines which, to the extent that they have been implemented by states, set minimum capitalization requirements for insurance companies, managed care organizations and other entities bearing risk for healthcare coverage. Risk-based capital rules for managed care organizations, which may vary from state to state, are currently being considered for adoption. Wisconsin and Texas adopted various forms of the rules as of December 31, 1999.

The managed care organization rules, if adopted by Indiana in their proposed form, may increase the minimum capital required for our subsidiary.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. We have adopted SFAS 141.

     In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested at least annually for impairment. We adopted SFAS No. 142 effective January 1, 2002. Goodwill amortization will be discontinued. Goodwill amortization was $471,000 for 2001 and $123,000 for the three months ended March 31, 2001.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. It also expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The adoption of the provisions of SFAS No. 144 is not expected to have a material impact on our results of operations, financial position or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As of March 31, 2002, we had short-term investments of $707,000 and long-term investments of $19.7 million. The short-term investments consist of highly liquid securities with maturities between three and 12 months. The long-term investments consist of municipal bonds, commercial paper, U.S. government-backed agencies and U.S. Treasury instruments, and have original maturities greater than one year. These investments are subject to interest rate risk and will decrease in value if market rates increase. We have the ability to hold these short-term investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at March 31, 2002, the fair value of our fixed income investments would decrease by approximately $1.0 million. Similarly, a 1% decrease in market interest rates at March 31, 2002 would result in an increase of the fair value of our investments of approximately $1.0 million. Declines in interest rates over time will reduce our investment income.

INFLATION

     Although the general rate of inflation has remained relatively stable and healthcare cost inflation has stabilized in recent years, the national healthcare cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of healthcare cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of healthcare services. Through these contracted care providers, our health plans emphasize preventive healthcare and appropriate use of specialty and hospital services.

     While we currently believe our strategies to mitigate healthcare cost inflation will continue to be successful, competitive pressures, new healthcare and pharmaceutical product introductions, demands from healthcare providers and customers, applicable regulations or other factors may affect our ability to control the impact of healthcare cost increases.

COMPLIANCE COSTS

     Federal and state regulations governing standards for electronic transactions, data security and confidentiality of patient information have been issued recently and are subject to change and conflicting interpretation, making certainty of compliance impossible at this time. Due to the uncertainty surrounding the regulatory requirements, we cannot be sure that the systems and programs that we plan to implement will comply adequately with the regulations that are ultimately adopted. Implementation of additional systems and programs may be required, the cost of which is unknown to us at this time. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover our costs of complying with these new regulations from the states.

                                    BUSINESS

OVERVIEW

     We provide managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income or SSI, and the State Children's Health Insurance Program or SCHIP. We have health plans in Wisconsin, Indiana and Texas. In each of our service areas we have more Medicaid members than any other managed care organization.

MEDICAID MANAGED CARE MARKET

     From the 1930s until the 1970s, healthcare in the United States generally was provided on a fee-for-service basis, with financial support from private health insurance. By the early 1970s, however, there was concern that indemnity insurance could not contain costs or support benefits required by the U.S. population. In 1973, Congress passed the Federal Health Maintenance Organization Act in order to encourage the creation of managed care organizations, such as health maintenance organizations, that might address the shortcomings of the indemnity insurance system. Managed care organizations finance and deliver healthcare services for their members through contracts with selected physicians, hospitals and other providers.

     After additional federal legislation in 1976 and 1979, the number and size of managed care organizations began to grow dramatically. The federal Centers for Medicare and Medicaid Services, or CMS, reports that U.S. healthcare costs grew from $73.0 billion in 1970 to $1.2 trillion in 1999, and projects that those costs will continue to grow at a rate that is in excess of 7% per year to $2.6 trillion in 2010. In light of this significant growth in membership and healthcare spending, many managed care organizations have chosen to narrow their focus to enable them to tailor appropriate programs to meet members' medical needs. Some organizations have chosen to offer a limited range of services, such as dental care or behavioral healthcare. Other managed care organizations have chosen to focus on targeted populations by, for example, offering commercial and Medicare plans and leaving the Medicaid market.

     Medicaid provides health insurance to low-income families and individuals with disabilities. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal standards. As a result, there are 56 Medicaid programs -- one for each state, each territory and the District of Columbia. Medicaid eligibility is based on a combination of income and asset requirements subject to federal guidelines. Financial requirements are most often determined by an income level relative to the federal poverty level. The number of persons covered by Medicaid increased from
23.5 million in 1989 to 44.0 million in 2001. Historically, children have represented the largest eligibility group, and in 1995, 39% of all births in the United States were covered by Medicaid.

     SSI covers low-income aged, blinded and disabled persons. SSI beneficiaries represent a growing portion of all Medicaid recipients, with the proportion of disabled enrollees increasing from 11% of recipients in 1973 to 18% in 1998. In addition, SSI recipients typically utilize more services because of their more critical health issues. In 1998, average expenditures for disabled SSI recipients were $9,558, compared to $1,892 for other adult Medicaid recipients. Since the late 1980s Medicaid has been used by the federal and state governments as the vehicle for providing coverage to uninsured persons. These efforts culminated in the Balanced Budget Act of 1997 which created SCHIP to help states expand coverage primarily to children whose families earn too much to qualify for Medicaid, yet not enough to afford private health insurance.

     SCHIP was established in 1997 to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. It has been adopted by all states. SCHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid and some states are expanding their SCHIP coverage to include adults. States can use SCHIP funds to provide coverage through three options: separate health programs, expansion of Medicaid coverage, or a combination of both of these strategies. In the federal fiscal year ended September 30, 2000, 2.3 million of the 3.3 million SCHIP recipients were served through separate SCHIP programs.

     Unlike Medicare, which is financed entirely by the federal government, the states and the federal government jointly finance the Medicaid and SCHIP programs. For Medicaid, the level of federal matching funds is based on the average per capita income in each state and must exceed 50%. For SCHIP, the federal matching percentage is higher.

     While Medicaid programs have directed funds to many individuals who could not afford or otherwise maintain health insurance coverage, they did not initially address the inefficient and costly manner in which the Medicaid population tends to access healthcare. Medicaid recipients typically have not sought preventive care or routine treatment for chronic conditions, such as asthma and diabetes. Rather, they have sought healthcare in hospital emergency rooms, which tend to be more expensive. As a result, many states have found that the costs of providing Medicaid benefits have increased while the medical outcomes for the recipients remained unsatisfactory.

     In the early 1980s, states began pursuing Medicaid managed care initiatives when the combination of rising Medicaid costs and national recession put pressure on states to control spending growth. Throughout the 1990s, states significantly expanded enrollment in Medicaid managed care programs. In 1991, less than 10% of all Medicaid enrollees were covered under managed care plans. By 2000, 55% of the Medicaid population was enrolled in some type of managed care plan. Medicaid's premium payments to Medicaid managed care plans rose from $700 million in 1988 to $11.1 billion in 2000. A growing number of states have mandated that their Medicaid recipients enroll in managed care plans. While some states have included SSI beneficiaries in their managed care programs, including each of the states in which we operate, others are planning to do so in the near future.

     Historically, commercial managed care organizations contracted with states to provide healthcare benefits to Medicaid enrollees. Many of these organizations encountered difficulties in adapting their commercial approaches and infrastructures to address the Medicaid market in a cost-effective manner. Some commercial plans have chosen to exit all or a portion of their Medicaid markets. As a result, a significant market opportunity exists for managed care organizations with operations and programs focused on the distinct socio-economic, cultural and healthcare needs of the Medicaid and SCHIP populations.

OUR APPROACH

     We provide managed care programs and related services to individuals receiving benefits under Medicaid, including SSI, and SCHIP. We operate in Wisconsin, Indiana, and Texas. In each of our service areas, we have more Medicaid members than any other managed care organization. Unlike many managed care organizations that attempt to serve the general commercial population, as well as Medicare and Medicaid populations, we are focused exclusively on the Medicaid, including SSI, and SCHIP populations.

     - Medicaid Expertise. Over the last 18 years, we have developed a specialized Medicaid expertise that has helped us establish and maintain strong relationships with our constituent communities of members, providers and state governments. We have implemented programs developed to achieve savings for state governments and improve medical outcomes for members by reducing inappropriate emergency room use, inpatient days and high cost interventions, as well as by managing care of chronic illnesses. We do this primarily by providing nurse case managers who support our physicians in implementing disease management programs and by providing incentives for our physicians to provide preventive care on a regular basis. We recruit and train staff and providers who are attentive to the needs of our members and who are experienced in working with culturally diverse, low income Medicaid populations. Our experience in working with state regulators helps us to efficiently implement and deliver our programs and services and affords us opportunities to provide input on Medicaid industry practices and policies in the states in which we operate.

     - Localized Services, Support and Branding. We provide access to healthcare services through local networks of providers and staff who focus on the cultural norms of their individual communities. Our systems and procedures have been designed to address these community-specific challenges through outreach, education, transportation and other member support activities. For example, our community outreach program employs former Medicaid recipients to work with our members and their communities to promote health, and to promote self-improvement through employment and higher education. We use locally recognized plan names, and we tailor our materials and processes to meet the needs of the communities and the state programs we serve. Our approach to community-based service results in local accountability and solidifies our decentralized management and operational structure.

     - Physician-Driven Approach. We have implemented a physician-driven approach in which our physicians are actively engaged in developing and implementing our healthcare delivery policies and strategies. Our local boards of directors, which help shape the character and quality of our organization, have significant provider representation in each of our principal geographic markets. This approach is designed to eliminate unnecessary costs, improve service to our members and simplify the administrative burdens on our providers. It has enabled us to strengthen our provider networks through improved physician recruitment and retention that, in turn, have helped to increase our membership base.

     - Efficiency of Business Model. We designed our business model to allow us to readily add new members in our existing markets and expand into new regions in which we may choose to operate. The combination of our decentralized local approach to operating our health plans and our centralized finance, information systems, claims processing and medical management support functions allows us to quickly and economically integrate new business opportunities. For example, we integrated 65,000 former Humana members within 75 days after acquiring Humana's Medicaid contracts in Wisconsin and Texas. Because of our business model, we believe we would be able to quickly recover from a disaster in one of our plan locations by moving member and physician services to one of our other locations.

     - Specialized Systems and Technology. Through our specialized information systems, we are able to strengthen our relationships with providers and states, which helps us to grow our membership base. These systems also help us identify needs for new healthcare programs. Physicians can use our claims, utilization and membership data to manage their practices more efficiently, and they benefit from our timely and accurate payments. State agencies can use data from our information systems to demonstrate that their Medicaid populations are receiving quality healthcare in an efficient manner.

     - Complementary Business Lines. We have begun to broaden our service offerings to address areas that we believe have been traditionally underserved by Medicaid managed care organizations. We believe other business lines, such as our NurseWise triage program, will allow us to expand our services and diversify our sources of revenue.

OUR STRATEGY

     Our objective is to become the leading national Medicaid managed care organization. We intend to achieve this objective by implementing the following key components of our strategy:

     - Increase Penetration of Existing State Markets. We intend to increase our membership in states in which we currently operate through alliances with key providers, outreach efforts, development and implementation of community-specific products and acquisitions. For example, in Indiana, where the state assigns members to physicians, we have increased our membership by recruiting additional physicians. We may also increase membership by acquiring Medicaid contracts and other related assets from our competitors in our existing markets.

     - Develop and Acquire Additional State Markets. We intend to leverage our experience in identifying and developing new markets by seeking both to acquire existing businesses and to build our own operations. We expect to focus our expansion on states where Medicaid recipients are mandated to enroll in managed care organizations and in which we believe we can be the market leader.

     - Diversify Our Business Lines. We seek to broaden our business lines into areas that complement our business to enable us to grow our revenue stream and decrease our dependence on Medicaid reimbursement. In addition to NurseWise, we are considering services such as behavioral health and transportation. We believe we may have opportunities to offer these services to other managed care organizations and states.

     - Leverage Our Information Technologies to Enhance Operating Efficiencies. We intend to continue to invest in our centralized information systems to further streamline our processes and drive efficiencies in our operations and to add functionality to improve the service we provide to our members. Our information systems enable us to add members and markets quickly and economically.

MEMBER PROGRAMS AND SERVICES

     We recognize the importance of member-focused services in the delivery of quality managed care services. Our locally based staff assists members in accessing care, coordinating referrals to related health and social services, and addressing member concerns and questions. Our health plans provide the following services:

     - primary and specialty physician care;

     - inpatient and outpatient hospital care;

     - emergency and urgent care;

     - prenatal care;

     - laboratory and x-ray services;

     - home health and durable medical equipment;

     - behavioral health and substance abuse services;

     - after hours nurse advice line;

     - transportation assistance;

     - health status calls to coordinate care;

     - vision care; and

     - prescriptions and limited over-the-counter drugs and inoculations.

     We also provide the following education and outreach programs to inform and assist members in accessing quality, appropriate healthcare services in an efficient manner:

     - CONNECTIONS is designed to create a link between the member and the provider and help identify potential challenges or risk elements to a member's health, such as abuse risks, nutritional challenges and health education shortcomings. CONNECTIONS representatives, many of whom are former Medicaid enrollees, also contact new members by phone or mail to discuss managed care, the Medicaid program and our services. They make home visits, conduct educational programs and represent the plan at community events such as health fairs.

     - NurseWise provides a toll-free nurse triage line between the hours of 5:00 p.m. and 8:00 a.m. each weekday and 24 hours on weekends and holidays. Our members can call one number and reach a bilingual nursing staff who can provide triage advice and referrals, and if necessary, arrange for treatment and transportation and contact qualified behavioral health professionals for assessments.

     - START SMART For Your Baby is a prenatal and infant health program designed to increase the percentage of pregnant women receiving early prenatal care, reduce the incidence of low birth weight babies, identify high risk pregnancies, increase participation in the federal Women, Infant, and Children program, and increase well-child visits. The program includes risk assessments, education through face-to-face meetings and materials, behavior modification plans and assistance in selecting a provider for the infant and scheduling newborn follow-up visits.

     - EPSDT Case Management is a preventive care program designed to educate our members on the benefits of Early and Periodic Screening, Diagnosis and Treatment, or EPSDT, services. We have a systematic program of communication, tracking, outreach, reporting, and follow-through that promotes state EPSDT programs.

     - Disease Management Programs are designed to help members understand their disease and treatment plan, and improve or maintain their quality of life. These programs address medical conditions that are common within the Medicaid population such as asthma, diabetes and prenatal care.

PROVIDERS

     For each of our service areas, we establish a provider network consisting of primary and specialty care physicians, hospitals and ancillary providers. As of March 31, 2002, our health plans had the following numbers of physicians and hospitals:

                                                     WISCONSIN   INDIANA   TEXAS   TOTAL
                                                     ---------   -------   -----   -----
Primary Care Physicians............................    2,151       265       650   3,066
Specialty Care Physicians..........................    2,250       394     1,710   4,354
Hospitals..........................................       50        14        32      96

     The primary care physician is a critical component in care delivery, and also in the management of costs and the attraction and retention of new members. Primary care physicians include family and general practitioners, pediatricians, internal medicine physicians and OB/GYNs. Specialty care physicians provide medical care to members generally upon referral by the primary care physicians.

     We work closely with physicians to help them operate efficiently by providing financial and utilization information, physician and patient educational programs and disease and medical management programs, as well as adhering to a prompt payment policy. Our programs are also designed to help the physicians coordinate care outside of their offices.

     We believe our collaborative approach with physicians gives us a competitive advantage in entering new markets. Our physicians serve on local committees that assist us in implementing preventive care methods, managing costs and improving the overall quality of care delivered to our members, while assuming responsibility for medical policy decision-making. The following are among the services we provide to support physicians:

     - Customized Utilization Reports provide our contracted physicians with information that enables them to run their practices more efficiently and focuses them on specific patient needs. For example, quarterly fund-detail reports update physicians on their status within their risk pools. Equivalency reports provide physicians with financial comparisons of capitated versus fee-for-service arrangements.

     - Case Management Support helps the physician coordinate specialty care and ancillary services for patients with complex conditions and direct members to appropriate community resources to address both their health and socio-economic needs.

     - Web-based Claims and Eligibility Resources have been implemented in a pilot group in selected markets to provide physicians with on-line access to perform claims and eligibility inquiries.

     Our physicians also benefit from several of the services offered to our members, including the CONNECTIONS program, EPSDT case management and disease management programs. For example, the CONNECTIONS staff facilitate the doctor/patient relationship by connecting the member with the physician, the EPSDT programs encourage routine checkups for children with their physician and the disease management programs assist physicians in managing their patients with chronic disease.

     We provide access to healthcare services for our members primarily through non-exclusive contracts with our providers. Our contracts with primary and specialty care physicians and hospitals usually are for one to two year periods and automatically renew for successive one year terms, but generally are subject to termination by either party upon 90 to 120 days' prior written notice. In the absence of a contract, we typically pay providers at state Medicaid reimbursement levels. We pay physicians under a capitated or fee-for-service arrangement.

     - Under our capitated contract, primary care physicians are paid a monthly capitation rate for each of our members assigned to his or her practice and are at risk for all costs related to primary and specialty physician and emergency room services. In return for this payment, these physicians provide all primary care and preventive services, including primary care office visits and EPSDT services. If these physicians also provide non-capitated services to their assigned members, they may bill and be paid under fee-for-service arrangements at Medicaid rates.

     - Under our fee-for-service contracts with physicians, particularly specialty care physicians, we pay the physicians a negotiated fee for covered services. This model is characterized as having no financial risk for the physician.

     We also contract with ancillary providers on a negotiated fee arrangement for physical therapy, mental health and chemical dependency care, home healthcare, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we contract with dental vendors in markets where routine dental care is a covered benefit. We have a capitated arrangement with a national pharmacy vendor that provides a pharmacy network in our markets where most prescription medications and limited over-the-counter drugs are a covered benefit.

HEALTH PLANS

     We have three health plan subsidiaries offering healthcare services in Wisconsin, Indiana and Texas. We have never been denied a contract renewal from the states in which we do business. The table below provides certain highlights to the markets we currently serve.

                                       WISCONSIN            INDIANA           TEXAS
                                     --------------   -------------------   ----------
Local Health Plan Name.............  Managed Health    Coordinated Care      Superior
                                        Services      Corporation Indiana   HealthPlan
First Year of Operations...........       1984               1995              1999
Counties Licensed..................        19                 92                17
Membership at March 31, 2002.......     114,600             77,600            57,100

     We acquired 39% of Superior in 1998, an additional 51% effective January 1, 2001, and the remaining 10% in December 2001. For additional information about Superior, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Other Income."

     Until we discontinued operating commercial plans in 1999, we operated in two reportable segments, Medicaid and commercial. See Note 21 to our consolidated financial statements for additional information about segment reporting.

STATES

     Our ability to establish and maintain our position as a leader in the markets we serve results primarily from our demonstrated success in providing quality care while reducing and managing costs for, and our customer-focused approach to working with, state governments. Among the benefits we are able to provide to the states with which we contract are:

     - expertise in Medicaid managed care;

     - improved medical outcomes;

     - timely and accurate reporting;

     - cost saving outreach and disease management programs; and

     - responsible collection and dissemination of encounter data.

QUALITY MANAGEMENT

     Our medical management program focuses on improving quality of care in areas that have the greatest impact on our members. We employ strategies including disease management and complex case management that are fine-tuned for implementation in our individual markets by a system of physician committees chaired by local physician leaders. This process promotes physician participation and support, both critical factors in the success of any clinical quality improvement program.

     We have implemented specialized information systems to support our medical quality management activities. Information is drawn from our data warehouse, the clinical databases and AMISYS as sources to identify opportunities to improve care and to track the outcomes of the interventions implemented to achieve those improvements. Some examples of these intervention programs include:

     - a prenatal case management program to help women with high-risk pregnancies deliver full-term, healthy infants;

     - a program to reduce the number of inappropriate emergency room visits;
       and

     - a disease management program to decrease the need for emergency room visits and hospitalizations for asthma patients.

     Additionally, we provide extensive quality reporting on a regular basis using our data warehouse. State and Health Employer Data and Information Set, or HEDIS, reporting constitutes the core of the information base that drives our clinical quality performance efforts. This reporting is monitored by Plan Quality Improvement Committees and our corporate medical management team.

     In order to ensure the quality of our provider networks, we verify the credentials and background of our providers using standards that are supported by the National Committee for Quality Assurance. Additionally, we provide feedback and evaluations to our providers on quality and medical management in order to improve the quality of care, increase their support of our programs and enhance our ability to attract and retain providers.

MANAGEMENT INFORMATION SYSTEMS

     The ability to access data and translate them into meaningful information is essential to operating across a multi-state service area in a cost-effective manner. Our centralized information systems located in Saint Louis, Missouri, support our core processing functions under a set of integrated databases and are designed to be both replicable and scalable to accommodate internal growth and growth from acquisitions. We have the ability to leverage the platform we have developed for one state for configuration into new states or health plan acquisitions. This integrated approach helps to assure that consistent sources of claim and member information are provided across all of our health plans. The system is currently configured and is supporting claims auto adjudication rates of approximately 85% in all markets. Our AMISYS production system is capable of supporting over a million members.

     We have a disaster recovery and business resumption plan developed and implemented in conjunction with a third party. This plan allows us complete access to the business resumption centers and hot-site facilities provided by it. We have contracted with the third party to provide us with annual plan updates through 2005.

CORPORATE COMPLIANCE

     Our Corporate Ethics and Compliance Programs are concrete methods by which we further enhance operations, safeguard against fraud and abuse, improve access to quality care, and help assure that our values are reflected in everything we do.

     The two primary standards by which corporate compliance programs in the health care industry are measured are the 1991 Federal Organizational Sentencing Guidelines, and the "Compliance Program Guidance" issued by the Office of the Inspector General, or OIG, of the Department of Health and Human Services.

     Our program contains each of the seven elements suggested by the Sentencing Guidelines and the OIG Guidance. These key components are:

     - written standards of conduct;

     - designation of a corporate compliance officer and compliance committee;

     - effective training and education;

     - effective lines for reporting and communication;

     - enforcement of standards through disciplinary guidelines and actions;

     - internal monitoring and auditing, and

     - prompt response to detected offenses and development of corrective action plans.

     Our internal Corporate Compliance website, accessible by all employees, contains our Business Ethics and Conduct Policy; its Missions, Values and Philosophies (MVP) and Compliance Programs, a company-wide policy and procedure database and our toll-free hotline to allow employees or other persons to anonymously report suspected incidents of fraud, abuse or other violations of our corporate compliance program.

COMPETITION

     In the Medicaid business, our principal competitors for state contracts, members and providers consist of the following types of organizations:

     Primary Care Case Management Programs are programs established by the states through contracts with primary care providers. Under these programs, physicians provide primary care services to the Medicaid recipient, as well as limited oversight over other services.

     National and Regional Commercial Managed Care Organizations have Medicaid and Medicare members in addition to members in private commercial plans.

     Medicaid Managed Care Organizations focus solely on providing healthcare services to Medicaid recipients, the vast majority of which operate in one city or state. Providers, especially hospitals, own many of these plans. Their membership is small relative to the infrastructure that is required for them to do business. There are a few multi-state Medicaid-only organizations that tend to be larger in size and therefore are able to leverage their infrastructure over larger membership.

     We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets. Healthcare reform proposals may cause a number of commercial managed care organizations already in our service areas to decide to enter or exit the Medicaid market. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into the Medicaid managed healthcare industry.

     We compete with other managed care organizations for state contracts. In order to win a bid for or be awarded a state contract, state governments consider many factors, which include providing quality care, satisfying financial requirements, demonstrating an ability to deliver services, and establishing provider networks and infrastructure. Some of the factors may be outside our control.

     We also compete to enroll new members and retain existing members. People who wish to enroll in a managed healthcare plan or to change healthcare plans typically choose a plan based on the quality of care and service offered, ease of access to services, a specific provider being part of the network and the availability of supplemental benefits.

     We also compete with other managed care organizations to enter into contracts with physicians, physician groups and other providers. We believe the factors that providers consider in deciding whether to contract with us include existing and potential member volume, reimbursement rates, medical management programs, timeliness of reimbursement and administrative service capabilities.

REGULATION

     Our healthcare operations are regulated at both state and federal levels. Government regulation of the provision of healthcare products and services is a changing area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules also may occur periodically.

  Managed Care Organizations

     Our three health plan subsidiaries are licensed to operate as health maintenance organizations in each of Wisconsin, Indiana and Texas. In each of the jurisdictions in which we operate, we are regulated by the relevant health, insurance and/or human services departments that oversee the activities of managed care organizations providing or arranging to provide services to Medicaid enrollees.

     The process for obtaining authorization to operate as a managed care organization is lengthy and involved and requires demonstration to the regulators of the adequacy of the health plan's organizational structure, financial resources, utilization review, quality assurance programs, complaint procedures, provider network adequacy and procedures for covering emergency medical conditions. Under both state managed care organization statutes and state insurance laws, our health plan subsidiaries must comply with minimum net worth requirements and other financial requirements, such as minimum capital, deposit and reserve requirements. Insurance regulations may also require the prior state approval of acquisitions of other managed care organizations' businesses and the payment of dividends, as well as notice requirements for loans or the transfer of funds. Our subsidiaries are also subject to periodic reporting requirements. In addition, each health plan must meet numerous criteria to secure the approval of state regulatory authorities before implementing operational changes, including the development of new product offerings and, in some states, the expansion of service areas.

  Medicaid

     In order to be a Medicaid managed care organization in each of the states in which we operate, we must operate under a contract with the state's Medicaid agency. States generally use either a formal proposal process, reviewing a number of bidders, or award individual contracts to qualified applicants that apply for entry to the program.

     We recently entered into a new contract with the Wisconsin Department of Health and Family Services to provide Medicaid services. This new contract succeeds an agreement that terminated as of December 31, 2001. The new contract commenced January 1, 2002 and has a scheduled termination of December 31, 2003. We expect to renew this contract for an additional one-year term prior to its expiration. The contract can be terminated if a change in state or federal laws, rules or regulations materially affects either party's rights or responsibilities under the contract. We receive monthly payments under the contract based on specified capitation rates calculated on an actuarial basis.

     We have also entered into an agreement with Network Health Plan of Wisconsin, Inc. pursuant to which Network Health Plan subcontracts to us their Medicaid services under their contract with the State of Wisconsin. The agreement commenced January 1, 2001 and has a scheduled termination of January 1, 2007. The agreement automatically renews for successive five-year terms and can be terminated by either party upon two years notice prior to the end of the then current term. The agreement may also be terminated if a change in state or federal laws, rules or regulations materially affects our rights or responsibilities under the contract, or if Network Health Plan's contract with the State of Wisconsin is terminated. We receive a monthly payment based on premium and supplemental payments and other compensation received by Network Health Plan from the State of Wisconsin.

     We have entered into a contract with the State of Indiana to provide Indiana Medicaid and Indiana Children's Health Insurance Program services. The contract commenced January 1, 2001 and has a scheduled termination of December 31, 2002. The agreement is renewable, at the option of the state, for up to two additional one-year terms. This contract may be terminated by the state without cause upon sixty days prior written notice. We are paid based on specified capitation rates for our services.

     We presently are party to three contracts with the Texas Health and Human Services Commission to provide Medicaid managed care services in our Texas markets through our Superior HealthPlan, Inc. subsidiary. Each of our Texas contracts commenced August 30, 1999 and has a scheduled termination of August 31, 2002. Each contract is renewable for an additional one-year period. The contracts generally may be terminated upon any event of default or in the event state or federal funding for Medicaid programs is no longer available. We receive monthly payments under each of our Texas contracts based on specified capitation rates calculated on an actuarial basis.

     Our contracts with the states and regulatory provisions applicable to us generally set forth in great detail the requirements for operating in the Medicaid sector including provisions relating to:

     - eligibility, enrollment and disenrollment processes;

     - covered services;

     - eligible providers;

     - subcontractors;

     - record-keeping and record retention;

     - periodic financial and informational reporting;

     - quality assurance;

     - marketing;

     - financial standards;

     - timeliness of claims payment;

     - health education and wellness and prevention programs;

     - safeguarding of member information;

     - fraud and abuse detection and reporting with respect to the health plan and its participating providers;

     - grievance procedures; and

     - organization and administrative systems.

     A health plan's compliance with these requirements is subject to monitoring by state regulators and by the CMS. A health plan is subject to periodic comprehensive quality assurance evaluation by a third party reviewing organization and generally by the insurance department of the jurisdiction that licenses the health plan. A health plan must also submit many reports to various regulatory agencies, including quarterly and annual statutory financial statements and utilization reports.

  HIPAA

     In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The Act is designed to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance claims. One of the main requirements of HIPAA is the implementation of standards for the processing of health insurance claims and for the security and privacy of individually identifiable health information.

     In August 2000, HHS issued new standards for submitting electronic claims and other administrative healthcare transactions. The new standards were designed to streamline the processing of claims, reduce the volume of paperwork and provide better service. The administrative and financial healthcare transactions covered include:

     - health claims and equivalent encounter information;

     - enrollment and disenrollment in a health plan;

     - eligibility for a health plan;

     - healthcare payment and remittance advice;

     - health plan premium payments;

     - healthcare claim status; and

     - referral certification and authorization.

     In general, healthcare organizations will be required to comply with the new standards by October 2002, or submit a compliance plan with HHS on or before October 15, 2002 that details how we will meet the extended compliance deadline of October 16, 2003. The regulation's requirements apply only when a transaction is transmitted using "electronic media." Because "electronic media" is defined broadly to include "transmissions that are physically moved from one location to another using magnetic tape, disk or compact disk media," many communications will be considered electronically transmitted. In addition, health plans will be required to have the capacity to accept and send all standard transactions in a standardized electronic format. The regulation sets forth other rules that apply specifically to health plans as follows:

     - a plan may not delay processing of a standard transaction (that is, it must complete transactions using the new standards at least as quickly as it had prior to implementation of the new standards);

     - there should be "no degradation in the transmission of, receipt of, processing of, and response to" a standard transaction as compared to the handling of a non-standard transaction;

     - if a plan uses a healthcare clearinghouse to process a standard request, the other party to the transaction may not be charged more or otherwise disadvantaged as a result of using the clearinghouse;

     - a plan may not reject a standard transaction on the grounds that it contains data that is not needed or used by the plan;

     - a plan may not adversely affect (or attempt to adversely affect) the other party to a transaction for requesting a standard transaction; and

     - if a plan coordinates benefits with another plan, then upon receiving a standard transaction, it must store the coordination of benefits data required to forward the transaction to the other plan.

     On December 28, 2000, HHS published a final regulation setting forth new standards for protecting the privacy of individually identifiable health information in any medium. Compliance with these rules will be required by April 2003. The new regulation is designed to protect medical records and other personal health information maintained and used by healthcare providers, hospitals, health plans and health insurers, and healthcare clearinghouses. Among numerous other requirements, the new standards:

     - require patient authorizations for most uses and disclosures of private health information and limit certain non-consensual uses and releases of private health information;

     - give patients new rights to access their medical records and to know who else has accessed them;

     - limit most disclosure of health information to the minimum needed for the intended purpose;

     - establish procedures to ensure the protection of private health information; and

     - establish new requirements for access to records by researchers and others.

     The preemption provisions of HIPAA provide that the federal standards will generally preempt contrary state law. However, the Secretary of HHS may grant an exception to this general rule if one or more of a number of conditions are met, including but not limited to the following:

     - the state law is necessary to prevent fraud and abuse related to the provision of and payment for healthcare;

     - the state law is necessary to ensure appropriate state regulation of insurance and health plans;

     - the state law is necessary for state reporting on healthcare delivery or costs; or

     - the state law addresses controlled substances.

     In addition, contrary state laws relating to private health information are not preempted if the state law is more stringent than the related federal requirements. The HIPAA law also established new criminal and civil sanctions for improper use or disclosure of health information.

     On March 27, 2002, HHS published a proposed rule that would modify the privacy standards. The proposed rule would, among other things, remove the requirement that patient consent be obtained in order for protected health information to be used or disclosed for treatment, payment or health care operations, permit certain incidental uses and disclosures of protected health information that occur as the result of otherwise permitted uses or disclosures, and remove provisions permitting the use or disclosure of protected health information in the marketing of certain health related products or services to individuals to whom the information pertains without the express consent of those individuals.

     In addition, on August 12, 1998, HHS published proposed regulations relating to the security of individually identifiable health information. These rules would require healthcare providers, health plans and healthcare clearinghouses to ensure the privacy and confidentiality of such information when it is electronically stored, maintained or transmitted through such devices as user authentication mechanisms and system activity audits. These regulations have not been finalized.

     We are in the process of assessing the impact that these new regulations will have on us, given their complexity and the likelihood that they will be subject to changing, and perhaps conflicting, interpretations.

  Medicaid Managed Care Regulations

     On January 19, 2001, HHS issued final Medicaid managed care regulations to implement certain provisions of the Balanced Budget Act of 1997, or BBA. Since the publication of this final rule, CMS delayed the rule's effective date three times; the most recent of which delays the effective date of the final rule to August 16, 2002. In addition, on August 20, 2001, CMS proposed a new Medicaid managed care rule that is intended to eventually replace the final rule published on January 19, 2001.

     The proposed rule would implement BBA provisions intended to (1) give states the flexibility to enroll certain Medicaid recipients in managed care plans without a federal waiver if the state provides the recipients with a choice of managed care plans; (2) establish protections for members in areas such as quality assurance, grievance rights and coverage of emergency services; and (3) eliminate certain requirements viewed by the states as impediments to the growth of managed care programs, such as the enrollment composition requirement, the right to disenroll without cause at any time, and the prohibition against enrollee cost-sharing. The rule would also establish requirements intended to ensure that state Medicaid managed care capitation rates are actuarially sound. According to HHS, this requirement would eliminate the generally outdated regulatory ceiling on what states may pay managed care plans, a particularly important provision as more state Medicaid programs include people with chronic illnesses and disabilities in managed care. CMS accepted comments on the proposed rule until October 16, 2001, and the Secretary of HHS has indicated an intent to finalize the regulations in 2002.

     Although we are prepared to comply with whichever rule ultimately becomes effective, changes to the regulations affecting our business, including these regulations, could increase our healthcare costs and administrative expenses, reduce our reimbursement rates, and otherwise adversely affect our business, results of operations, and financial condition.

  Patients' Rights Legislation

     The United States Senate and House of Representatives passed different versions of patients' rights legislation in June and August 2001, respectively. Both versions include provisions that specifically apply protections to participants in federal healthcare programs, including Medicaid beneficiaries. Either version of this legislation could expand our potential exposure to lawsuits and increase our regulatory compliance costs. Congress will need to reconcile the differences between the two proposals before it can become law. Depending on the final form of any patients' rights legislation, such legislation could, among other things, expose us to liability for economic and punitive damages for making determinations that deny benefits or delay beneficiaries' receipt of benefits as a result of our medical necessity or other coverage determinations. The differences include such matters as the amount of allowable damages, whether cases would be governed by federal or state law, and whether such actions could be brought in federal or state courts. We cannot predict whether patients' rights legislation will be enacted into law or, if enacted, what final form such legislation might take.

  Fraud and Abuse Laws

     Investigating and prosecuting healthcare fraud and abuse have become a top priority for law enforcement entities in the last decade. These efforts have been focused on participants in public government healthcare programs such as Medicaid. Federal and state fraud and abuse laws to which such participants are subject are broad in scope, and in many cases have not been extensively interested by either courts or government agencies. Prohibitions under these laws include, but are not limited to:

     - submitting false claims or false information to the government healthcare programs;

     - engaging in deceptive or fraudulent conduct;

     - submitting claims for excessive or unnecessary services or charging excessive prices;

     - providing inducements to beneficiaries to choose a particular provider for the furnishing of services that are reimbursable under the government healthcare programs;

     - knowingly and willfully soliciting, receiving, offering or paying remuneration in return for the order or referral of an item or service that is reimbursable under Medicare or Medicaid; and

     - submitting claims for services that were provided pursuant to referrals from physicians who have certain types of financial relationships with the entity submitting the claim.

     We could be subject to substantial penalties for violations of these laws, including the denial or suspension of payments, the obligation to refund payments, and the exclusion from participation in federal healthcare programs, as well as civil monetary and criminal penalties. The federal government considers one of these antifraud laws, the Civil False Claims Act, to be its primary enforcement tool to combat health care fraud. Liability under this Act can result in treble damages, and imposition of penalties of up to $11,000 per claim.

     Numerous state and federal agencies enforce the fraud and abuse laws, and, under certain circumstances, private individuals such as whistleblowers are authorized to bring fraud suits on behalf of the government. In any case, the laws and regulations relating to government healthcare program fraud and abuse and the contractual requirements applicable to plan participating in these programs are complex and changing and will require substantial resources.

EMPLOYEES

     As of April 29, 2002, we had 440 employees, of whom 203 were employed at our Saint Louis headquarters and Farmington claims center, 63 by our Indiana plan, 88 by our Wisconsin plan and 86 by our Texas plan. Our employees are not represented by a union. We believe our relationships with our employees are good.

PROPERTIES

     Our headquarters occupy approximately 38,800 square feet of office space in Saint Louis, Missouri under a lease expiring in 2010. We currently are subleasing approximately 2,300 square feet of this space. Our claims center occupies approximately 14,000 square feet of office space in Farmington, Missouri under a lease expiring in 2009. We also lease space in Wisconsin, Indiana and Texas where our health plans are located. We are required by various insurance and Medicaid regulatory authorities to have offices in the service areas where we provide Medicaid benefits. We believe our current facilities are adequate to meet our operational needs for the foreseeable future.

LEGAL PROCEEDINGS

     From 1998 to 2000, we provided Medicaid services in certain regions of Indiana as a subcontractor with Maxicare, Indiana, Inc. In June 2001, the Insurance Commissioner of the Indiana Department of Insurance declared Maxicare insolvent and ordered Maxicare into liquidation. In September 2001, we filed an adversary proceeding in Marion County Circuit Court against Maxicare and the Indiana Insurance Commissioner seeking declaratory and injunctive relief and the turnover of funds. This proceeding is based on our belief that the State of Indiana's proposed liquidation plan for Maxicare does not adequately address our claims for approximately $4.7 million that we believe is owed to us by Maxicare. Maxicare and the Indiana Insurance Commissioner subsequently filed a counterclaim suit against us seeking, among other things, to avoid any claims we have for funds held by Maxicare and to recover payments previously made to us by Maxicare in the amount of approximately $2.0 million, on the grounds those payments constituted preferential transfers. A bench trial is scheduled for June 19, 2002. We plan to vigorously pursue our claims in this matter.

                                   MANAGEMENT

     The following table sets forth information regarding our executive officers, key employees and directors, including their ages as of April 12, 2002:

NAME                           AGE                              POSITION
----                           ---                              --------
Executive Officers and
  Directors
Michael F. Neidorff..........  59    President, Chief Executive Officer and Director
Joseph P. Drozda, Jr.,
  M.D. ......................  56    Senior Vice President, Medical Affairs
Catherine M. Halverson.......  52    Senior Vice President, Business Development
Mary O'Hara..................  52    Senior Vice President, Operations Services
Brian G. Spanel..............  46    Senior Vice President and Chief Information Officer
Karey L. Witty...............  37    Senior Vice President, Chief Financial Officer, Secretary and
                                     Treasurer
Claire W. Johnson(1).........  59    Chairman of the Board of Directors
Samuel E. Bradt(1)...........  63    Director
Walter E. Burlock Jr.........  38    Director
Edward L. Cahill(2)..........  49    Director
Howard E. Cox, Jr.(2)........  57    Director
Robert K. Ditmore(2).........  68    Director
Richard P. Wiederhold(1).....  59    Director
Key Employees
Christopher Bowers...........  46    President and Chief Executive Officer, Superior HealthPlan
Kathleen R. Crampton.........  57    President and Chief Executive Officer, Managed Health Services
                                     Wisconsin
Rita Johnson-Mills...........  42    President and Chief Executive Officer, Managed Health Services
                                     Indiana

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     Michael F. Neidorff has served as our President and Chief Executive Officer and as a member of our board of directors since 1996. From 1996 to November 2001, he also served as our Treasurer. From 1995 to 1996, Mr. Neidorff served as a Regional Vice President of Coventry Corporation, a publicly traded managed care organization, and as the President and Chief Executive Officer of Group Health Plan, Inc., a subsidiary of Coventry Corporation. From 1985 to 1995, Mr. Neidorff served as the President and Chief Executive Officer of Physicians Health Plan of Greater St. Louis, a subsidiary of United Healthcare Corp., a publicly traded managed care organization now known as UnitedHealth Group Incorporated.

     Joseph P. Drozda, Jr., M.D. has served as our Senior Vice President, Medical Affairs since November 2000. He served as our part-time Medical Director from January 2000 through October 2000. From June 1999 to October 2000, Dr. Drozda was self-employed as a consultant to managed care organizations, physician groups, hospital networks and employer groups on a variety of managed care delivery and financing issues. From 1996 to April 1999, Dr. Drozda served as the Vice President of Medical Management of SSM Health Care, a health services network. From 1994 to 1996, Dr. Drozda was the Vice President and Chief Medical Officer of PHP, Inc., a health maintenance organization based in North Carolina. From 1987 until 1994, Dr. Drozda served as Medical Director of Physicians Health Plan of Greater St. Louis, a health plan that he co-founded.

     Catherine M. Halverson has served as our Senior Vice President, Business Development since September 2001. From March 2001 to September 2001, she was self-employed as a consultant to a pharmaceutical benefit management company and Medicaid managed care plans. From 1993 to March

2001, Ms. Halverson was the Vice President and Director of Medicaid Programs of UnitedHealth Group Incorporated.

     Mary O'Hara has served as our Senior Vice President, Operations Services since January 1999. From December 1998 to January 1999, Ms. O'Hara served as our Chief Contracting Officer. From March 1997 to October 1998, Ms. O'Hara was the Chief Contracting Officer of Unity Health Network, a network of hospitals and physicians in Missouri and Illinois. From 1990 to February 1997, Ms. O'Hara was the Director of Managed Care for Virginia Mason Medical Center, an integrated healthcare delivery system in Seattle, Washington.

     Brian G. Spanel has served as our Senior Vice President and Chief Information Officer since 1996. From 1988 to 1996, Mr. Spanel served as President of GBS Consultants, a healthcare consulting and help desk software developer. From 1987 to 1988, Mr. Spanel was Director of Information Services for CompuCare, a managed care organization. From 1984 to 1987, Mr. Spanel was Director of Information Services for Peak Health Care, a managed care organization.

     Karey L. Witty has served as our Senior Vice President and Chief Financial Officer since August 2000, our Secretary since February 2000 and our Treasurer since November 2001. From March 1999 to August 2000, Mr. Witty served as our Vice President of Health Plan Accounting. From 1996 to March 1999, Mr. Witty was Controller of Heritage Health Systems, Inc., a healthcare company in Nashville, Tennessee. From 1994 to 1996, Mr. Witty served as Director of Accounting for Healthwise of America, Inc., a publicly traded managed care organization.

     Claire W. Johnson has served as a member of our board of our directors since 1987 and has been our Chairman since 1993. Mr. Johnson served as our acting President and Chief Executive Officer from 1995 to 1996. Mr. Johnson served as the Chief Executive Officer of Group Health Cooperative of Eau Claire, Wisconsin, a health maintenance organization, from 1972 to 1994.

     Samuel E. Bradt has served as a member of our board of directors since 1993 and served as our Secretary from 1993 to July 2000. Mr. Bradt is President of Merganser Corporation, a business advisory and venture capital firm he founded in 1980.

     Walter E. Burlock, Jr. has served as a member of our board of directors since September 1998. Mr. Burlock has been a Managing Director of Origin Capital Management, a private venture capital firm located in San Francisco, California, since July 2000. From 1990 to June 2000, Mr. Burlock was a Managing Director of Soros Fund Management LLC, a hedge fund manager.

     Edward L. Cahill has served as a member of our board of directors since September 1998. Mr. Cahill has been a Partner of HLM Management Company, a private venture capital and investment advisors firm located in Boston, Massachusetts, since April 2000. From 1995 to April 2000, Mr. Cahill was a Partner of Cahill, Wanock & Co., a venture capital firm he co-founded. From 1981 to 1995, Mr. Cahill was employed by Alex. Brown & Sons, an investment banking and brokerage firm, where he headed the firm's health care group. Mr. Cahill also serves as a director of Occupational Health & Rehabilitation, Inc., a Hingham, Massachusetts-based provider of occupational health services for employers, and a trustee of Johns Hopkins Medicine and Mercy Health Systems.

     Howard E. Cox, Jr. has served as a member of our board of directors since 1993. Mr. Cox is a Partner of Greylock Limited Partnership, a national venture capital firm headquartered in Waltham, Massachusetts and San Mateo, California, with which he has been associated since 1971. He also serves as a Director of Stryker Corporation, a Kalamazoo, Michigan-based provider of specialty surgical and medical products, and Landacorp. Inc., an Atlanta, Georgia-based provider of population health management solutions for healthcare payer and delivery organizations.

     Robert K. Ditmore has served as a member of our board of directors since 1996. Mr. Ditmore was the President and Chief Operating Officer of United Healthcare Corp., a publicly traded managed care organization now known as UnitedHealth Group Incorporated, from 1985 to 1991, and a Director of UnitedHealth Group Incorporated from 1985 to 1995.

     Richard P. Wiederhold has served as a member of our board of directors since 1993. He has served, since 1992, as President of Managed Health Services, Inc. d/b/a the Elizabeth A. Brinn Foundation, a charitable foundation. From 1973 to 1985, he held several positions, including Corporate Treasurer, with Allen-Bradley Company, a manufacturer of industrial motor controls and electronic and magnetic components.

     Christopher Bowers has served as the President and Chief Executive Officer of Superior HealthPlan, our health plan in Texas, since April 2002. From October 2000 to March 2002, Mr. Bowers was the Vice President of Operations for Physicians Health Plan of Southwest Michigan, Inc. and IBA Health & Life Assurance Company, which are subsidiaries of Bronson Healthcare Group. From 1996 to September 2000, Mr. Bowers served as the Director of Government Programs for UnitedHealth Group Incorporated. From 1985 to 1996, Mr. Bowers held several positions with Bronson Healthcare Group, including Assistant Vice President of Community Relations and Assistant Vice President of Strategic Planning and Development.

     Kathleen R. Crampton has served as the President and Chief Executive Officer of Managed Health Services Insurance Corp., our health plan in Wisconsin, since June 2000. From November 1999 to May 2000, Ms. Crampton was a Senior Consultant for PricewaterhouseCoopers LLC. From June 1996 to October 1999, Ms. Crampton served as Vice President of the Patterson Group, a private consulting firm serving health maintenance organizations and their service providers and medical manufacturers. From 1993 to 1996, Ms. Crampton served as Vice President of Marketing for Healthtech Services Corporation, a home care robotics and telemedicine information systems company.

     Rita Johnson-Mills has served as the President and Chief Executive Officer of Managed Health Services Indiana, Inc., our health plan in Indiana, since April 2001. From March 2000 to April 2001, Ms. Johnson-Mills served as the Chief Operating Officer of Managed Health Services Indiana, Inc. From July 1999 to March 2000, Ms. Johnson-Mills was a Senior Vice President and the Chief Operating Officer of Medical Diagnostic Management. From 1995 to March 1999, Ms. Johnson-Mills served as Senior Vice President and Chief Operating Officer of DC Chartered Health Plan, Inc., a health maintenance organization.

CLASSIFIED BOARD OF DIRECTORS

     Our charter includes a provision establishing a classified board of directors. Our board is divided into three classes, each of whose members will serve for a staggered three-year term. The division of the three classes, the directors and their respective election dates are as follows:

     - the Class I directors are Samuel E. Bradt, Walter E. Burlock and Michael
       F. Neidorff, and their term will expire at the annual meeting of stockholders to be held in June 2002;

     - the Class II directors are Edward L. Cahill, Howard E. Cox, Jr. and Robert K. Ditmore, and their term will expire at the annual meeting of stockholders to be held in 2003; and

     - the Class III directors are Claire W. Johnson and Richard P. Wiederhold, and their term will expire at the annual meeting of stockholders to be held in 2004.

Mr. Burlock will not stand for reelection at our annual meeting of stockholders to be held in June 2002, and the board has not nominated a replacement director.

     At each annual meeting of stockholders, a class of directors will be elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as early as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company. No director is related by blood, marriage or adoption to any other director or any executive officer. See "Description of Capital Stock--Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws."

BOARD COMMITTEES

     Our board of directors has established an audit committee and a compensation committee.

     Audit Committee.  Our audit committee consists of Samuel E. Bradt, Claire
W. Johnson and Richard P. Wiederhold. The audit committee assists the board in fulfilling its financial oversight responsibilities by reviewing all audit processes and fees, the financial information that will be provided to our stockholders and our systems of internal financial controls. The audit committee shares with the board the authority and responsibility to select, evaluate and, where appropriate, replace the independent public accountants.

     Compensation Committee. Our compensation committee consists of Edward L. Cahill, Howard E. Cox, Jr., and Robert K. Ditmore. The compensation committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

DIRECTOR COMPENSATION

     Directors who are also our employees receive no additional compensation for serving on our board of directors. Non-employee directors receive an annual fee of $4,000 and a fee of $1,000 for each meeting of the board attended in person and $250 for each meeting attended by means of conference telephone call. In addition, each member of the audit committee or compensation committees receives $500 for each meeting attended in person and $200 for each meeting attended by means of conference telephone call. Directors are reimbursed for all reasonable expenses incurred in connection with their service.

     In addition, we may, in our discretion, grant stock options and other equity awards to our employee and non-employee directors under our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been an employee of Centene.

EXECUTIVE COMPENSATION

  COMPENSATION EARNED

     The following summarizes the compensation earned during 2001 and 2000 by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on December 31, 2001. We refer to these five individuals as our "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                                                   -------------
                                                            ANNUAL COMPENSATION     SECURITIES
                                                            --------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                          YEAR   SALARY($)   BONUS($)    OPTIONS(#)
---------------------------                          ----   ---------   --------   -------------
Michael F. Neidorff................................  2001   $315,000    $275,000          --
  President and Chief Executive Officer              2000    300,000     160,000      40,000
Joseph P. Drozda, Jr. .............................  2001    190,000      75,000          --
  Senior Vice President, Medical Affairs             2000     97,981      35,000      35,000
Mary O'Hara........................................  2001    240,000      60,000          --
  Senior Vice President, Operations Services         2000    230,000      60,000       3,000
Brian G. Spanel....................................  2001    175,000      75,000          --
  Senior Vice President and Chief Information
  Officer                                            2000    148,249      43,000       5,000
Karey L. Witty.....................................  2001    175,000     125,000          --
  Senior Vice President, Chief Financial Officer,    2000    149,615      75,000      20,000
  Treasurer and Secretary

  OPTION GRANTS

     We did not grant any stock options to the named executive officers during 2001.

  OPTION EXERCISES AND HOLDINGS

     None of the named executive officers exercised options during 2001. The following table sets forth information regarding the number and value of exercised and unexercised options held by each of the named executive officers as of December 31, 2001.

                     AGGREGATED 2001 YEAR-END OPTION VALUES

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                    OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                                                       YEAR END(#)               FISCAL YEAR END($)
                                               ---------------------------   ---------------------------
NAME                                           EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                           -----------   -------------   -----------   -------------
Michael F. Neidorff..........................    177,700        127,000      $3,450,715     $2,559,090
Joseph P. Drozda, Jr.........................      7,000         28,000         144,340        577,360
Mary O'Hara..................................     35,600         42,400         717,122        858,488
Brian G. Spanel..............................     38,000         22,000         746,770        453,580
Karey L. Witty...............................     28,000         52,000         567,280      1,057,120

     Amounts described in the preceding table under the heading "Value of Unexercised In-The-Money Options at Fiscal Year End" are determined by multiplying the number of shares underlying the options by the difference between the last reported per share sale price of our common stock on December 31, 2001 and the per share option exercise prices.

     Stock options that are otherwise unvested may be exercised for shares that are subject to vesting and a repurchase option at the exercise price. Except for 65,000 shares subject to an option granted to Mr. Neidorff in 1997, all shares subject to options vest ratably over five years. The option granted to Mr. Neidorff in 1997 will vest in full on the fifth anniversary of the date of grant. Fifty percent of shares underlying options granted under our 1994 Stock Plan, 1996 Stock Plan and 1998 Stock Plan vest automatically upon a change of control. Shares underlying options granted under our 1999 Stock Plan and 2000 Stock Plan vest automatically in full upon a change in control.

EMPLOYEE BENEFIT PLANS

  STOCK INCENTIVE PLANS

     We have five stock incentive plans: the 1994 Stock Plan, 1996 Stock Plan, 1998 Stock Plan, 1999 Stock Plan and 2000 Stock Plan. All stock incentive plans have the same basic terms.

     General. We have reserved for issuance under the plans an aggregate maximum of 2,200,000 shares of common stock. As of April 29, 2002, options to purchase 1,420,440 shares of our common stock were outstanding and 129,575 shares of common stock had been issued upon the exercise of options under the plans. If an award granted under the plan expires or is terminated, the shares of common stock underlying the award will be available for issuance under the plans.

     Types of Awards.  The following awards may be granted under the plans:

     - stock options, including incentive stock options and non-qualified stock options;

     - stock bonuses; and

     - the opportunity to make direct purchases of stock.

     Administration. The plans are administered by our board of directors, which may designate a committee to administer the plans. The board or committee may, subject to the provisions of the plans, determine the persons to whom awards will be granted, the type of award to be granted, the number of shares to be made subject to awards, the exercise price and other terms and conditions of the awards, and interpret the plans and prescribe, amend and rescind rules and regulations relating to the plans.

     Eligibility. Awards may be granted under the plans to our employees, directors and consultants or employees, directors and consultants of any of our subsidiaries, as selected by the board of directors or committee.

     Terms and Conditions of Options. Stock options may be either "incentive stock options," as that term is defined in Section 422 of the Internal Revenue Code, or non-qualified stock options. The exercise price of a stock option granted under the plan is determined by the board or committee at the time the option is granted, but the exercise price of an incentive stock option may not be less than the fair market value per share of common stock on the date of grant. Stock options are exercisable at the times and upon the conditions that the board or committee may determine, as reflected in the applicable option agreement. The exercise period may not extend beyond ten years from the date of grant.

     The option exercise price must be paid in full at the time of exercise, and is payable by any one of the following methods or a combination thereof:

     - in cash or cash equivalents or, at the discretion of the board or committee;

     - by surrender of previously acquired shares of our common stock with a fair market value, as determined by the board of directors, equal to the exercise price;

     - by delivery of the optionee's personal recourse promissory note with interest payable at a rate approved by the board of directors; or

     - through a specified "broker cashless exercise" procedure.

     Stock Bonuses. The plans provide that the board or committee, in its discretion, may award shares of common stock to plan participants.

     Purchase Opportunity. The plans provide that the board or committee, in its discretion, may authorize plan participants to purchase shares of common stock.

     Director Awards. The board or committee, in its discretion, may grant awards under the plan to both employee and nonemployee directors. The terms of the awards granted to directors are to be generally consistent with the terms of awards granted to other participants under the plan.

     Termination of Employment. If a participant ceases to be an employee or perform services for us or one of our affiliates for any reason other than death or disability, his or her option will expire one month after the date of termination or such lesser period, or greater period in the case of nonqualified options, as the board or committee shall determine. If such termination is as a result of death or disability, the options will be terminate three months after the date of termination, unless the board or committee determines a shorter period. No option may, however, be exercised after the date of its expiration, and may be exercised after termination only to the extent it was exercisable on the date of termination. The options granted to date each provide that options are fully exercisable on the date of grant, but shares subject to the options vest ratably over five years. Fifty percent of shares underlying options granted under our 1994 Stock Plan, 1996 Stock Plan and 1998 Stock Plan vest automatically upon a "change of control" as defined in the option agreements. Shares underlying options granted under our 1999 Stock Plan and 2000 Stock Plan vest automatically in full upon a "change in control" as defined in the option agreements. If an option holder leaves our employ for any reason or, in the case of an option holder who is a non-employee director, ceases to be a member of our board of directors, we may repurchase from such holder all unvested shares acquired by him or her at the option exercise price.

     Amendment and Termination of Plans. The board of directors may modify or terminate the plans or any portion of the plans at any time, except that shareholder approval is required for any amendment that would increase the total number of shares reserved for issuance under a plan, materially increase the plan benefits available to participants, materially modify the plan eligibility requirements, or otherwise as required to comply with applicable law. No awards may be granted under any plan after the day prior to the tenth anniversary of its adoption date.

  STOCK PURCHASE PLAN

     Our 2002 Employee Stock Purchase Plan was adopted by the board of directors in April 2002, subject to approval by our stockholders. The purchase plan will be presented for approval at our annual meeting of stockholders to be held in June 2002.

     General. The purchase plan authorizes the issuance of up to a total of 300,000 shares of common stock to participating employees.

     Eligibility. All of our employees, including our employee-directors, who are customarily employed by us for more than 20 hours a week and have been employed by us for more than six months are eligible to participate in the purchase plan. Employees who would immediately after the grant own five percent or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate.

     Terms and Conditions. The purchase plan permits eligible employees to purchase common stock through payroll deductions up to an amount equal to (a) between 1.0% and 5.0%, or, if the common stock maintains a trading price of greater than or equal to $50.00 per share for a period of nine full calendar months, a maximum of 10%, as specified by the employee, multiplied by (b) the amount of compensation, up to a maximum of $4,165 per month, that the employee receives during the offering period. The compensation committee may, in its discretion, choose an offering period of twelve months or less for each of the offerings and choose a different offering period for each offering. On the first day of a designated payroll deduction period, referred to as the offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of common stock. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option price is an amount equal to 85% of the fair market value per share of the common stock on either the first day or the last day of the offering period, whichever is lower.

     If an employee is not a participant on the last day of the offering period, the employee is not entitled to exercise any option, and the amount of the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when such employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares which the accumulated payroll deductions in the participant's account would purchase at the date of death.

     Holding Period. By purchasing shares under the plan, absent written consent from us to the contrary, an employee agrees not to sell the shares for a period of ninety days.

EMPLOYMENT AGREEMENTS

     Joseph P. Drozda, Jr. serves as our Senior Vice President, Medical Affairs pursuant to an employment agreement dated October 1, 2001. We have agreed to pay Dr. Drozda an annual salary of $190,000, which may be adjusted by our President. Dr. Drozda may also receive an annual bonus at the discretion of our Compensation Committee. Dr. Drozda has agreed not to disclose confidential information about our business, and not to compete with us during the term of his employment and for nine months thereafter. Dr. Drozda's employment may be terminated by us for cause or permanent disability. If Dr. Drozda is terminated without cause, he will be entitled to receive one year's salary continuation and we will be obligated to pay premiums for the health and dental coverage to which he would be entitled under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, for 12 months. If, after a change in control, Dr. Drozda's position is eliminated, his salary is reduced or he is asked and refuses to relocate outside of the St. Louis metropolitan area, he will, upon termination, be entitled to the above benefits, but his one year salary will be paid either in a lump sum or as salary continuance, at his option.

     Mary O'Hara serves as our Executive Senior Vice President, Operations Group pursuant to an employment agreement dated October 26, 2001. We have agreed to pay Ms. O'Hara an annual salary of $240,000, which may be adjusted by our President. Ms. O'Hara may also receive an annual bonus in the discretion of our Compensation Committee. Ms. O'Hara has agreed not to disclose confidential information about our business or, during and after the term of her employment solicit any of our customers, suppliers, employees or agents. Ms. O'Hara has also agreed not to compete with us during the term of her employment or for a period of twelve months thereafter. Ms. O'Hara's employment may be terminated by us for cause or permanent disability. If Ms. O'Hara is terminated without cause, Ms. O'Hara will be entitled to receive one year's salary continuation and COBRA coverage for 12 months.

     Brian G. Spanel serves as our Senior Vice President and Chief Information Officer pursuant to an employment agreement dated August 6, 2001. This agreement has an initial term of one year and renews automatically on an annual basis unless we provide 30 days' prior written notice of non-renewal. We have agreed to pay Mr. Spanel an annual salary of $175,000, which may be adjusted by our President. Mr. Spanel may also receive an annual bonus at the discretion of our Compensation Committee. Mr. Spanel has agreed not to disclose confidential information about our business. Mr. Spanel has also agreed not to compete with us during the term of his employment and for nine months thereafter. Mr. Spanel's employment may be terminated by us for cause or permanent disability. If we terminate Mr. Spanel without cause, he will be entitled to receive 39 weeks salary continuation and COBRA coverage for nine months. If, within 24 months after a change in control, Mr. Spanel is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the St. Louis metropolitan area, he will be entitled to receive one year's salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

     Karey L. Witty serves as our Senior Vice President and Chief Financial Officer pursuant to an employment agreement dated as of January 1, 2001. This agreement had an initial term of one year and renews automatically unless we provide 30 days' prior written notice of non-renewal. We have agreed to pay Mr. Witty an annual salary of $175,000, which may be adjusted by our President. Mr. Witty may also receive an annual bonus at the discretion of our Compensation Committee. Mr. Witty has agreed not to disclose confidential information about our business or, during the term of his employment and for a period of six months thereafter, not to compete with us. Mr. Witty's employment may be terminated by us for cause or permanent disability. If we terminate Mr. Witty without cause, Mr. Witty will be entitled to receive one year's salary continuation and COBRA coverage for 12 months. If, after a change in control, Mr. Witty is involuntarily terminated or voluntarily resigns due to a reduction in his compensation, a material adverse change in his position with us or the nature or scope of his duties or a request that he relocate outside of the St. Louis metropolitan area, he will be entitled to receive one year's salary, either in a lump sum or as salary continuance, at his option, COBRA coverage for 18 months and the use of an outplacement service.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

     As permitted by the Delaware General Corporation Law, our charter provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law as it now exists or as it may be amended. As of the date of this prospectus, Delaware law permits limitations of liability for a director's breach of fiduciary duty other than liability for (1) any breach of the director's duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. In addition, our by-laws provide that we will indemnify all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                           RELATED PARTY TRANSACTIONS

     Since January 1, 1999, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and affiliates of our directors, officers and five percent stockholders.

PAYMENT OF NOTES

     In December 2001, we used a portion of our proceeds from the sale of our common stock in our initial public offering to repay all of our outstanding subordinated notes. An aggregate of $2.5 million of the subordinated notes were held by Greylock Limited Partnership, which owns 21.1% of our common stock and is an affiliate of Howard E. Cox, Jr., a member of our board of directors; $660,746 of the notes were held by the Elizabeth A. Brinn Foundation, which is an affiliate of Samuel E. Bradt, Claire W. Johnson and Richard P. Wiederhold, each of whom is a member of the board; $235,499 of the notes were held by Mr. Johnson; $205,352 of the notes were held by Mr. Wiederhold; and $7,980 of the notes were held by Michael F. Neidorff, our President and Chief Executive Officer and a member of the board.

ISSUANCE OF SERIES D CONVERTIBLE PREFERRED STOCK

     In May 1999, we sold 40,000 shares of series D preferred stock at a price of $5.00 per share for gross proceeds of $200,000. We sold 25,000 of the shares to Michael F. Neidorff, our President and Chief Executive Officer and one of our directors, and 5,000 of the shares to Brian G. Spanel, our Senior Vice President and Chief Information Officer.

REGISTRATION RIGHTS

     The holders of 5,593,247 shares of our common stock are entitled to rights to register their shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of registrable securities, who are former holders of some series of our common and preferred stock. These holders include:

     - Greylock Limited Partnership, which has registration rights covering 2,127,799 shares of common stock prior to this offering and which is a five-percent stockholder;

     - Strategic Investment Partners, Ltd., which has registration rights covering 2,000,000 shares of common stock prior to this offering;

     - Cahill Warnock Strategic Partners Fund, L.P., which has registration rights covering 947,500 shares of common stock prior to this offering and which is a five-percent stockholder and an affiliate of Edward L. Cahill, one of our directors;

     - Mr. Johnson, who has registration rights covering 20,000 shares of common stock;

     - Mr. Neidorff, who has registration rights covering 75,300 shares of common stock;

     - Strategic Associates, L.P., which has registration rights covering 52,500 shares of common stock and with which Mr. Cahill is affiliated;

     - D.L. Associates, which has registration rights covering 50,000 shares of common stock and with which Robert K. Ditmore, one of our directors, is affiliated; and

     - Mr. Spanel, who has registration rights covering 5,000 shares of common stock.

     The registration rights:

     - are held by all persons and entities that purchased series A common stock and series A, series B and series D preferred stock;

     - allow holders to require us to register their shares under the Securities Act; and

     - allow holders to include their shares in registration statements filed by us.

     All of the shares being offered by the selling stockholders are covered by the registration rights agreement. After this offering, a total of 1,449,069 shares (769,564 shares if the underwriters' over-allotment option is exercised in full) will be covered by the registration rights agreement.

     Under the registration rights agreement, if we propose to register any of our securities under the Securities Act for our account, other than for employee benefit plans and business acquisitions or corporate restructurings, the holders of the registration rights are entitled to written notice of the registration and to include their shares of common stock in the registration. In addition, such holders may on up to two occasions, or three occasions under some circumstances, require us to register their shares of common stock under the Securities Act, and we are required to use our best efforts to effect any such registration. These registration rights are subject to conditions and limitations, including (1) the right of the underwriters of an offering to limit the number of shares included in such registration and (2) the right of the underwriters to lock-up the shares of such holders for a period of 120 days after the effective date of any registration statement filed by us. We have the right to defer the filing of any registration statement for up to 180 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are responsible for paying the expenses of any registration pursuant to the shareholders' agreement, other than any underwriters' discounts and commissions.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Joseph P. Drozda, Mary O'Hara, Brian G. Spanel and Karey L. Witty. For a more detailed description of these employment agreements, including severance provisions, see
"Management -- Employment Agreements."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of April 12, 2002, as adjusted to reflect the sale of the shares of common stock offered in this offering, for:

     - each person, entity or group of affiliated persons or entities known by us to own beneficially more than 5% of our outstanding common stock;

     - each of our named executive officers and directors;

     - all of our executive officers and directors as a group; and

     - each of the selling stockholders, which consist of the entities and individuals shown as having "Shares Being Offered."


     If the underwriters exercise their over-allotment option in full, each of the selling stockholders will sell the balance of the shares owned by it, in the number set forth under "Beneficial Ownership After Offering -- Total Number," except for 10,000 shares held by Robert Johannes and 500 shares held by Shelly Stewart.



                                                                                                            BENEFICIAL OWNERSHIP
                                                  BENEFICIAL OWNERSHIP BEFORE OFFERING                         AFTER OFFERING
                                             -----------------------------------------------    SHARES     ----------------------
                                             OUTSTANDING   RIGHT TO     TOTAL                    BEING       TOTAL
NAME AND ADDRESS OF BENEFICIAL OWNER           SHARES      ACQUIRE     NUMBER     PERCENTAGE    OFFERED     NUMBER     PERCENTAGE
------------------------------------         -----------   --------   ---------   ----------   ---------   ---------   ----------
Greylock Limited Partnership...............   2,127,799         --    2,127,799     21.0%      1,853,831     273,968       2.6%
  One Federal Street, 26th Floor
  Boston, Massachusetts 02110
Strategic Investment Partners Ltd. ........   2,000,000         --    2,000,000      19.8      1,742,487     257,513       2.4
  c/o Soros Fund Management LLC
  888 Seventh Avenue, 33rd Floor
  New York, New York 10061
Cahill, Warnock Strategic Partners Fund,
  L.P.
Strategic Associates, L.P. ................   1,000,000         --    1,000,000       9.9        871,243     128,757       1.2
  One South Street, Suite 2150
  Baltimore, Maryland 21202
Gilder, Gagnon, Howe & Co. LLC.............     670,000         --      670,000       6.6             --     670,000       6.4
  1775 Broadway, 26th Floor
  New York, New York 10019
Provident Investment Counsel, Inc..........     601,790         --      601,790       6.0             --     601,790       5.7
  300 North Lake Avenue
  Pasadena, California 91101
Michael F. Neidorff........................      75,340    304,700      380,040       3.6             --     380,040       3.5
Claire W. Johnson..........................     303,028     40,000      343,028       3.4             --     343,028       3.3
Richard P. Wiederhold......................     234,716     30,000      264,716       2.6             --     264,716       2.5
Samuel E. Bradt............................      63,625     30,000       93,625         *             --      93,625         *
Robert K. Ditmore..........................      63,500     35,000       98,500         *             --      98,500         *
Karey L. Witty.............................          --     80,000       80,000         *             --      80,000         *
Mary O'Hara................................          --     78,000       78,000         *             --      78,000         *
Brian Spanel...............................       5,000     60,000       65,000         *             --      65,000         *
Joseph P. Drozda, Jr.......................       1,000     35,000       36,000         *             --      36,000         *
Howard E. Cox, Jr..........................          --     30,000       30,000         *             --      30,000         *
Walter E. Burlock, Jr......................          --     20,000       20,000         *             --      20,000         *
Edward L. Cahill...........................          --     20,000       20,000         *             --      20,000         *
All directors and executive officers as a
  group (13 persons).......................     739,599    792,700    1,532,299      14.1      1,532,299        13.6


                                                               [table continued]

                                                                                                            BENEFICIAL OWNERSHIP
                                                  BENEFICIAL OWNERSHIP BEFORE OFFERING                         AFTER OFFERING
                                             -----------------------------------------------    SHARES     ----------------------
                                             OUTSTANDING   RIGHT TO     TOTAL                    BEING       TOTAL
NAME AND ADDRESS OF BENEFICIAL OWNER           SHARES      ACQUIRE     NUMBER     PERCENTAGE    OFFERED     NUMBER     PERCENTAGE
------------------------------------         -----------   --------   ---------   ----------   ---------   ---------   ----------
OTHER SELLING STOCKHOLDERS:
Robert Johannes............................     105,113         --      105,113         *         82,867      22,246         *
  1620 Sunset Drive
  Elm Grove, Wisconsin 53122
JP Morgan Securities, Inc. ................      38,571         --       38,571         *         33,605       4,966         *
  One Bush St, 12th Floor
  San Francisco, California 94104
William Jollie.............................      15,962         --       15,962         *         13,907       2,055         *
  739 Farwell Drive
  Madison, Wisconsin 53704
Shelly Stewart.............................       2,500         --        2,000         *          2,000         500         *
  4551 Riviera Court
  Greenwood, Indiana 46142
Elaine Laverenz............................          60         --           60         *             60          --        --
  S74 W13106 Courtland
  Muskego, Wisconsin 53150


---------------

* Represents less than 1% of outstanding shares of common stock.

     As of April 12, 2002, there were 10,112,312 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. To calculate a stockholder's percentage of beneficial ownership, we include in the numerator and denominator those shares underlying options beneficially owned by that stockholder that are exercisable or that will be exercisable within 60 days of April 12, 2002. Options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable community property laws. The address of our officers and directors is in care of Centene Corporation, 7711 Carondelet Avenue, Suite 800, St. Louis, Missouri 63105.

     Robert P. Henderson and Henry F. McCance, the Co-Managing General Partners of Greylock Limited Partnership, may be deemed to share voting and investment power with respect to the outstanding shares beneficially owned by Greylock Limited Partnership. Mr. Cox, a Co-Managing Director of Greylock Limited Partnership, disclaims beneficial ownership of the shares held by Greylock Limited Partnership. Information with respect to the shares held by Greylock Limited Partnership is based in part on a Schedule 13G filed with the SEC on February 13, 2002 by Greylock Limited Partnership, Mr. Henderson and Mr. McCance.

     Quasar International Partners C.V., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund Management LLC and George Soros may be deemed to share voting and investment power with respect to the outstanding shares beneficially owned by Strategic Investment Partners Ltd. Information with respect to the shares held by Strategic Investment Partners Ltd. is based in part on a Schedule 13G filed with the SEC on February 14, 2002 by Strategic Investment Partners Ltd. and such other beneficial owners.

     Cahill, Warnock Strategic Partners Fund, L.P. is the record owner of 947,500 shares and Strategic Associates, L.P. is the record owner of 52,500 shares. Each of Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P. and Cahill, Warnock Strategic Partners, L.P. may be deemed to share voting and investment power with respect to the shares held of record by Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. Mr. Cahill is a partner of Cahill, Warnock Strategic Partners, L.P., the general partner of Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P.; he disclaims beneficial ownership of these 1,000,000 shares. Information with respect to these 1,000,000 shares is based in part on an amendment number 1 to Schedule 13G filed with the SEC on February 28, 2002 by Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P. and Cahill, Warnock Strategic Partners, L.P.

     Information with respect to the outstanding shares beneficially owned by Gilder, Gagnon, Howe & Co. LLC is based on a Schedule 13G filed with the SEC on February 7, 2002 by such firm.

     Information with respect to the outstanding shares beneficially owned by Provident Investment Counsel, Inc. is based on a Schedule 13G dated February 10, 2002, filed with the SEC by such firm.

     Outstanding shares beneficially owned by Messrs. Bradt, Johnson and Wiederhold include 3,305 shares owned of record by the Elizabeth A. Brinn Foundation. Messrs. Bradt, Johnson and Wiederhold are directors of the Elizabeth
A. Brinn Foundation. Messrs. Bradt and Wiederhold are also executive officers of the Elizabeth A. Brinn Foundation. Messrs. Bradt, Johnson and Wiederhold may be deemed to share voting and investment power with respect to these shares, but they disclaim beneficial ownership.


     Shares beneficially owned by Mr. Ditmore include 50,000 outstanding shares owned of record by D.L. Associates and 35,000 shares issuable pursuant to options granted to D.L. Associates. Mr. Ditmore is a managing general partner of D.L. Associates and shares voting and investment power with respect to these securities.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 40,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock. Shares of each class have a par value of $0.001 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our charter and by-laws, as well as the Delaware General Corporation Law.

COMMON STOCK

     Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

     The common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each series to have the voting rights, dividend rights, conversion rights, liquidation preferences and redemption privileges as shall be determined by the board of directors. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing changes in control or management of Centene.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BY-LAWS

     Delaware law and our charter and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

     We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An "interested stockholder" includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our charter and by-laws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or some of our officers. Our charter and by-laws also provide that our board of directors is divided into three classes, with the classes serving staggered three-year terms. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management.

REGISTRATION RIGHTS

     After this offering, a total of 1,449,069 shares (769,564 shares if the underwriters' over-allotment option is exercised in full) will be covered by a registration rights agreement to which we are a party. For a description of the registration rights agreement, see "Related Party Transactions -- Registration Rights."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

NASDAQ NATIONAL MARKET LISTING

     Our common stock is quoted on the Nasdaq National Market under the symbol "CNTE."

                                  UNDERWRITING

GENERAL

     Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
Thomas Weisel Partners LLC..................................
SG Cowen Securities Corporation.............................
CIBC World Markets Corp. ...................................

                                                               ---------
          Total.............................................   5,000,000
                                                               =========

     Of the 5,000,000 shares to be purchased by the underwriters, 400,000 shares will be purchased from us and 4,600,000 will be purchased from the selling stockholders.

     The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

     The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

     Thomas Weisel Partners LLC expects to deliver the shares of common stock to
purchasers on or about           , 2002.

OVER-ALLOTMENT OPTION

     We and several selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to 70,495 and 679,505, respectively, additional shares of common stock at the public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase additional shares of common stock in proportion to their respective commitments set forth in the table above.

COMMISSIONS AND DISCOUNTS

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this
prospectus, and at this price less a concession not in excess of $     per share
of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow,
concessions, not in excess of $     per share of common stock to these other
dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

     The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders.

                                                                                   TOTAL
                                                                           ---------------------
                                                                            WITHOUT      WITH
                                                                             OVER-       OVER-
                                                               PER SHARE   ALLOTMENT   ALLOTMENT
                                                               ---------   ---------   ---------
Public offering price.......................................
Underwriting discount.......................................
Proceeds, before expenses, to us............................
Proceeds, before expenses, to the selling stockholders......

INDEMNIFICATION OF UNDERWRITERS

     We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

NO SALES OF SIMILAR SECURITIES

     We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock, except for shares offered by us in this offering, shares issuable upon exercise of outstanding options on the date of this prospectus, shares issued under our stock incentive and stock purchase plans and up to an aggregate of 1,000,000 shares in connection with one or more acquisitions or collaborative arrangements, provided that each recipient of these shares enters into lock-up arrangements as described therein.

     In connection with our initial public offering, we agreed that until June 10, 2002 we will not, without the prior written consent of SG Cowen Securities Corporation, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock, except for shares offered by us in the initial public offering, shares issuable upon exercise of outstanding options on the date of this prospectus, shares issued under our stock plans and up to an aggregate of 500,000 shares in connection with one or more acquisitions or collaborative arrangements, provided that each recipient of these shares enters into lock-up arrangements as described therein.

NASDAQ NATIONAL MARKET LISTING

     Our common stock is quoted on the Nasdaq National Market under the symbol "CNTE."

SHORT SALES, STABILIZING TRANSACTIONS AND PENALTY BIDS

     In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

     Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that they may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

     Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

     Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they must reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

     The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act. This prospectus does not contain all the information that is in the registration statement. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information on file with the SEC at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

     We are subject to the information requirements of the Securities Exchange Act. We file reports, proxy statements and other information under the Securities Exchange Act with the SEC. You can inspect and copy these reports and other information about our company at the locations set forth above or download these reports from the SEC's website.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CENTENE CORPORATION AND SUBSIDIARIES:
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets at December 31, 2000 and 2001
  and March 31, 2002 (Unaudited)............................  F-3
Consolidated Statements of Earnings for the Years Ended
  December 31, 1999, 2000 and 2001 and the Three Months
  Ended March 31, 2001 and 2002 (Unaudited).................  F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1999, 2000 and 2001 and the Three
  Months Ended March 31, 2001 and 2002 (Unaudited)..........  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 2000 and 2001 and the Three Months
  Ended March 31, 2001 and 2002 (Unaudited).................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Centene Corporation:

     We have audited the accompanying consolidated balance sheets of Centene Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centene Corporation and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ARTHUR ANDERSEN LLP

St. Louis, Missouri
February 1, 2002

                      CENTENE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              ------------------    MARCH 31,
                                                               2000       2001        2002
                                                              -------   --------   -----------
                                                                                   (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $19,023   $ 88,867    $ 91,738
  Premium and related receivables, net of allowances of
    $1,866, $3,879 and $3,385 respectively..................   15,538      7,032       9,672
  Short-term investments, at fair value (amortized cost
    $7,404, $1,166 and $707 respectively)...................    7,400      1,169         707
  Deferred income taxes.....................................    2,585      2,515       3,121
  Other current assets......................................    2,170      2,464       4,953
                                                              -------   --------    --------
    Total current assets....................................   46,716    102,047     110,191
LONG-TERM INVESTMENTS, at fair value (amortized cost
  $14,326, $22,127 and $20,004 respectively)................   14,459     22,339      19,706
INVESTMENTS IN JOINT VENTURES...............................    2,422         --          --
PROPERTY AND EQUIPMENT, net.................................    1,360      3,796       4,724
INTANGIBLE ASSETS...........................................      347      2,396       2,804
DEFERRED INCOME TAXES.......................................      713        788          83
OTHER ASSETS................................................       --         --       5,614
                                                              -------   --------    --------
    Total assets............................................  $66,017   $131,366    $143,122
                                                              =======   ========    ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Medical claims liabilities................................  $45,805   $ 59,565    $ 64,928
  Accounts payable and accrued expenses.....................    6,168      7,712       4,895
                                                              -------   --------    --------
    Total current liabilities...............................   51,973     67,277      69,823
SUBORDINATED DEBT...........................................    4,000         --          --
OTHER LIABILITIES...........................................       --         --       5,214
                                                              -------   --------    --------
    Total liabilities.......................................   55,973     67,277      75,037
                                                              -------   --------    --------
SERIES D REDEEMABLE PREFERRED STOCK, $.167 par value;
  authorized 4,000,000, 0 and 0 shares; 3,718,000, 0 and 0
  shares issued and outstanding, (liquidation value of
  $18,590, at December 31, 2000)............................   18,878         --          --
                                                              -------   --------    --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.167 par value; authorized 4,300,000, 0
    and 0 shares --
    Series A convertible, authorized 2,400,000, 0 and 0
     shares; 733,850, 0 and 0 shares issued and
     outstanding............................................      123         --          --
    Series B convertible, authorized 1,050,000, 0 and 0
     shares; 864,640, 0 and 0 shares issued and
     outstanding............................................      144         --          --
    Series C convertible, authorized 850,000, 0 and 0
     shares; 557,850, 0 and 0 shares issued and
     outstanding............................................       93         --          --
  Common stock, $.003 par value; authorized 17,000,000, 0
    and 0 shares --
    Series A, 16,000,000 shares; 277,247, 0 and 0 shares
     issued and outstanding.................................        1         --          --
    Series B, 1,000,000 shares; 624,279, 0 and 0 shares
     issued and outstanding.................................        2         --          --
  Common stock, $.001 par value; authorized 40,000,000
    shares; 0, 10,085,112 and 10,098,712 shares issued and
    outstanding.............................................       --         10          10
  Additional paid-in capital................................        7     60,857      60,876
  Net unrealized gain (loss) on investments, net of tax.....       81        135        (188)
  Retained earnings (deficit)...............................   (9,285)     3,087       7,387
                                                              -------   --------    --------
    Total stockholders' equity (deficit)....................   (8,834)    64,089      68,085
                                                              -------   --------    --------
    Total liabilities and stockholders' equity..............  $66,017   $131,366    $143,122
                                                              =======   ========    ========

      The accompanying notes are an integral part of these balance sheets.

                      CENTENE CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                            THREE MONTHS
                                                                                               ENDED
                                                       YEAR ENDED DECEMBER 31,               MARCH 31,
                                                   --------------------------------   ------------------------
                                                     1999       2000        2001         2001         2002
                                                   --------   ---------   ---------   ----------   -----------
                                                                                            (UNAUDITED)
REVENUES:
  Premiums.......................................  $200,549   $ 216,414   $ 326,184   $   70,224   $    95,650
  Administrative services fees...................       880       4,936         385           80           103
                                                   --------   ---------   ---------   ----------   -----------
    Total revenues...............................   201,429     221,350     326,569       70,304        95,753
                                                   --------   ---------   ---------   ----------   -----------
EXPENSES:
  Medical services costs.........................   178,285     182,495     270,151       58,573        78,944
  General and administrative expenses............    29,756      32,335      37,946        8,825        10,547
                                                   --------   ---------   ---------   ----------   -----------
    Total operating expenses.....................   208,041     214,830     308,097       67,398        89,491
                                                   --------   ---------   ---------   ----------   -----------
    Earnings (losses) from operations............    (6,612)      6,520      18,472        2,906         6,262
OTHER INCOME (EXPENSE):
  Investment and other income, net...............     1,623       1,784       3,916          966           915
  Interest expense...............................      (498)       (611)       (362)         (95)           --
  Equity in earnings (losses) from joint
    ventures.....................................         3        (508)         --           --            --
                                                   --------   ---------   ---------   ----------   -----------
    Earnings (losses) from continuing operations
      before income taxes........................    (5,484)      7,185      22,026        3,777         7,177
INCOME TAX EXPENSE (BENEFIT).....................        --        (543)      9,131        1,595         2,877
                                                   --------   ---------   ---------   ----------   -----------
    Earnings (losses) from continuing
      operations.................................    (5,484)      7,728      12,895        2,182         4,300
LOSSES FROM DISCONTINUED OPERATIONS, net.........    (3,927)         --          --           --            --
                                                   --------   ---------   ---------   ----------   -----------
    Net earnings (losses)........................    (9,411)      7,728      12,895        2,182         4,300
ACCRETION OF REDEEMABLE PREFERRED STOCK..........      (492)       (492)       (467)        (123)           --
                                                   --------   ---------   ---------   ----------   -----------
    Net earnings (losses) attributable to common
      stockholders...............................  $ (9,903)  $   7,236   $  12,428   $    2,059   $     4,300
                                                   ========   =========   =========   ==========   ===========
EARNINGS (LOSSES) PER COMMON SHARE, BASIC:
  Continuing operations..........................  $  (6.63)  $    8.03   $    8.97   $     2.27   $       .43
  Discontinued operations........................     (4.36)         --          --           --            --
  Net earnings (losses) per common share.........    (10.99)       8.03        8.97   $     2.27   $       .43
EARNINGS (LOSSES) PER COMMON SHARE, DILUTED:
  Continuing operations..........................  $  (6.63)  $    1.13   $    1.61   $      .28   $       .38
  Discontinued operations........................     (4.36)         --          --           --            --
  Net earnings (losses) per common share.........    (10.99)       1.13        1.61   $      .28   $       .38
SHARES USED IN COMPUTING PER SHARE AMOUNTS:
  Basic..........................................   900,944     901,526   1,385,399      906,148    10,091,348
  Diluted........................................   900,944   6,819,595   8,019,497    7,751,273    11,317,634

        The accompanying notes are an integral part of these statements.

                      CENTENE CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  PREFERRED STOCK                             COMMON STOCK
                                               -----------------------------------------------------   --------------------------

                                               SERIES A           SERIES B           SERIES C          SERIES A          SERIES B
                                                SHARES     AMT     SHARES     AMT     SHARES    AMT     SHARES    AMT     SHARES
                                               --------   -----   --------   -----   --------   ----   --------   ----   --------
BALANCE, December 31, 1998...................   733,850   $ 123    864,640   $ 144    557,850   $ 93    273,852   $ 1     624,205
 Net losses..................................        --      --         --      --         --     --         --    --          --
 Net unrealized loss during the year on
   investments available for sale............        --      --         --      --         --     --         --    --          --
     Comprehensive loss......................
 Issuance of common stock....................        --      --         --      --         --     --      3,395    --          74
 Series D preferred stock accretion..........        --      --         --      --         --     --         --    --          --
                                               --------   -----   --------   -----   --------   ----   --------   ---    --------
BALANCE, December 31, 1999...................   733,850     123    864,640     144    557,850     93    277,247     1     624,279
 Net earnings................................        --      --         --      --         --     --         --    --          --
 Net unrealized gain during the year on
   investments available for sale............        --      --         --      --         --     --         --    --          --
     Comprehensive earnings
 Series D preferred stock accretion..........        --      --         --      --         --     --         --    --          --
                                               --------   -----   --------   -----   --------   ----   --------   ---    --------
BALANCE, December 31, 2000...................   733,850     123    864,640     144    557,850     93    277,247     1     624,279
 Net earnings................................        --      --         --      --         --     --         --    --          --
 Net unrealized gain during the year on
   investments available for sale............        --      --         --      --         --     --         --    --          --
     Comprehensive earnings..................
 Issuance of common stock upon exercise of
   options...................................        --      --         --      --         --     --     19,100    --          --
 Purchase of stock...........................        --      --         --      --         --     --    (11,000)   --          --
 Stock compensation expense..................        --      --         --      --         --     --         --    --          --
 Series D preferred stock accretion..........        --      --         --      --         --     --         --    --          --
 Exercise of warrants to purchase common
   stock.....................................        --      --         --      --         --     --         --    --      46,003
 Conversion of Series A, B, C and D preferred
   stock to common stock.....................  (733,850)   (123)  (864,640)   (144)  (557,850)   (93)        --    --          --
 Conversion of Series A and B common stock to
   $.001 par value common stock..............        --      --         --      --         --     --   (285,347)   (1)   (670,282)
 Issuance of 3,250,000 shares of common
   stock, net................................        --      --         --      --         --     --         --    --          --
 Issuance of common stock for purchase of
   joint venture interest....................        --      --         --      --         --     --         --    --          --
                                               --------   -----   --------   -----   --------   ----   --------   ---    --------
BALANCE, December 31, 2001...................        --      --         --      --         --     --         --    --          --
 (unaudited)
 Net earnings................................        --      --         --      --         --     --         --    --          --
 Net unrealized loss during the year on
   investments available for sale............        --      --         --      --         --     --         --    --          --
     Comprehensive earnings..................
 Issuance of common stock....................        --      --         --      --         --     --         --    --          --
 Stock compensation expense..................        --      --         --      --         --     --         --    --          --
                                               --------   -----   --------   -----   --------   ----   --------   ---    --------
BALANCE, March 31, 2002 (unaudited)..........        --   $  --         --   $  --         --   $ --         --   $--          --
                                               ========   =====   ========   =====   ========   ====   ========   ===    ========

                                                     COMMON STOCK
                                               ------------------------                     NET
                                                      $.001 PAR           ADDITIONAL     UNREALIZED     RETAINED
                                                        VALUE              PAID-IN      GAIN (LOSS)     EARNINGS
                                               AMT      SHARES     AMT     CAPITAL     ON INVESTMENTS   (DEFICIT)    TOTAL
                                               ----   ----------   ----   ----------   --------------   ---------    -----
BALANCE, December 31, 1998...................  $ 2            --   $--     $     1         $  58        $ (6,618)   $ (6,196)
 Net losses..................................   --            --    --          --            --          (9,411)     (9,411)
 Net unrealized loss during the year on
   investments available for sale............   --            --    --          --          (274)             --        (274)
                                                                                                                    --------
     Comprehensive loss......................                                                                         (9,685)
 Issuance of common stock....................   --            --    --           6            --              --           6
 Series D preferred stock accretion..........   --            --    --          --            --            (492)       (492)
                                               ---    ----------   ---     -------         -----        --------    --------
BALANCE, December 31, 1999...................    2            --    --           7          (216)        (16,521)    (16,367)
 Net earnings................................   --            --    --          --            --           7,728       7,728
 Net unrealized gain during the year on
   investments available for sale............   --            --    --          --           297              --         297
                                                                                                                    --------
     Comprehensive earnings                                                                                            8,025
 Series D preferred stock accretion..........   --            --    --          --            --            (492)       (492)
                                               ---    ----------   ---     -------         -----        --------    --------
BALANCE, December 31, 2000...................    2            --    --           7            81          (9,285)     (8,834)
 Net earnings................................   --            --    --          --            --          12,895      12,895
 Net unrealized gain during the year on
   investments available for sale............   --            --    --          --            54              --          54
                                                                                                                    --------
     Comprehensive earnings..................                                                                         12,949
 Issuance of common stock upon exercise of
   options...................................   --            --    --          32            --              --          32
 Purchase of stock...........................   --            --    --         (30)                          (56)        (86)
 Stock compensation expense..................   --            --    --           6            --              --           6
 Series D preferred stock accretion..........   --            --    --          --            --            (467)       (467)
 Exercise of warrants to purchase common
   stock.....................................   --            --    --          18            --              --          18
 Conversion of Series A, B, C and D preferred
   stock to common stock.....................   --     5,872,340     6      19,683            --              --      19,329
 Conversion of Series A and B common stock to
   $.001 par value common stock..............   (2)      955,629     1           2            --              --          --
 Issuance of 3,250,000 shares of common
   stock, net................................   --     3,250,000     3      41,039            --              --      41,042
 Issuance of common stock for purchase of
   joint venture interest....................   --         7,143    --         100            --              --         100
                                               ---    ----------   ---     -------         -----        --------    --------
BALANCE, December 31, 2001...................   --    10,085,112    10      60,857           135           3,087      64,089
 (unaudited)
 Net earnings................................   --            --    --          --            --           4,300       4,300
 Net unrealized loss during the year on
   investments available for sale............   --            --    --          --          (323)             --        (323)
                                                                                                                    --------
     Comprehensive earnings..................                                                                          3,977
 Issuance of common stock....................   --        13,600    --          15            --              --          15
 Stock compensation expense..................   --            --    --           4            --              --           4
                                               ---    ----------   ---     -------         -----        --------    --------
BALANCE, March 31, 2002 (unaudited)..........  $--    10,098,712   $10     $60,876         $(188)       $  7,387    $ 68,085
                                               ===    ==========   ===     =======         =====        ========    ========

        The accompanying notes are an integral part of these statements.

                      CENTENE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                                                            ENDED
                                                        YEAR ENDED DECEMBER 31,           MARCH 31,
                                                     ------------------------------   ------------------
                                                       1999       2000       2001       2001      2002
                                                     --------   --------   --------   --------   -------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (losses)............................  $ (9,411)  $  7,728   $ 12,895   $  2,182   $ 4,300
  Adjustments to reconcile net earnings (losses) to
    net cash provided by operating activities --
    Depreciation and amortization..................     1,142      1,034      1,847        331       476
    Stock compensation expense.....................        --         --          6          6         4
    Loss on disposal of equipment..................        10         --         --         --        --
    (Gain) loss on sale of investments.............       (55)        40       (390)       (50)     (205)
    Equity in (earnings) losses from joint
      ventures.....................................        (3)       508         --         --
  Changes in assets and liabilities --
    Decrease (increase) in premium and related
      receivables..................................        35     (4,087)     9,406      7,151    (2,640)
    (Increase) decrease in other current assets....      (212)       684       (238)       475    (2,413)
    (Increase) decrease in deferred income taxes...        --       (584)       (37)       186       288
    Increase in medical claims liabilities.........    13,815      8,466      8,686      9,492     5,363
    (Decrease) increase in unearned premiums.......    (1,144)    (3,601)        --     13,235        --
    Increase (decrease) in accounts payable and
      accrued expenses.............................       950      3,270     (1,987)    (1,880)   (2,869)
                                                     --------   --------   --------   --------   -------
      Net cash provided by operating activities....     5,127     13,458     30,188     31,128     2,304
                                                     --------   --------   --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............      (861)      (642)    (3,635)    (1,249)   (1,338)
  Proceeds from sale of equipment..................        34         --         --         --        --
  Purchase of investments..........................   (11,286)   (20,260)   (25,481)   (10,024)   (6,673)
  Sales and maturities of investments..............     9,019      7,382     25,037      8,160    11,751
  Contract acquisitions............................        --         --     (1,250)    (1,000)       --
  Investments in joint ventures....................       178     (1,097)     7,995      7,995    (3,188)
                                                     --------   --------   --------   --------   -------
      Net cash (used in) provided by investing
         activities................................    (2,916)   (14,617)     2,666      3,882       552
                                                     --------   --------   --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of note payable...........     2,500         --         --         --        --
  Payment of note payable..........................      (150)    (2,350)        --         --        --
  Payment of subordinated debt.....................        --         --     (4,000)        --        --
  Proceeds from exercise of stock options..........        --         --         32         11        15
  Net proceeds from issuance of common stock.......        --         --     41,042         --        --
  Proceeds from sale of preferred stock............       200         --         --         --        --
  Purchase of stock................................        (6)        --       (102)        --        --
  Proceeds from exercise of warrants...............        --         --         18         --        --
                                                     --------   --------   --------   --------   -------
      Net cash provided by (used in) financing
         activities................................     2,544     (2,350)    36,990         11        15
                                                     --------   --------   --------   --------   -------
      Net increase (decrease) in cash and cash
         equivalents...............................     4,755     (3,509)    69,844     35,021     2,871
                                                     --------   --------   --------   --------   -------
CASH AND CASH EQUIVALENTS, beginning of period.....    17,777     22,532     19,023     19,023    88,867
                                                     --------   --------   --------   --------   -------
CASH AND CASH EQUIVALENTS, end of period...........  $ 22,532   $ 19,023   $ 88,867   $ 54,044   $91,738
                                                     ========   ========   ========   ========   =======
  Interest paid....................................  $     80   $    531   $    920   $    439   $    --
  Income taxes paid................................  $    146   $    310   $  9,460   $    207   $ 4,330

        The accompanying notes are an integral part of these statements.

                      CENTENE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1.  ORGANIZATION AND OPERATIONS

     Centene Corporation (Centene or the Company) provides managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income (SSI), and State Children's Health Insurance Program (SCHIP). Centene operates under its own state licenses in Wisconsin, Indiana and Texas, and contracts with other managed care organizations to provide risk and nonrisk management services.

     Centene's managed care organization (MCO) subsidiaries include Managed Health Services Insurance Corp. (MHSIC), a wholly owned Wisconsin corporation; Coordinated Care Corporation Indiana, Inc. (CCCI), a wholly owned Indiana corporation; Superior HealthPlan, Inc. (Superior), a wholly owned Texas corporation (39% before January 1, 2001); MHS Behavioral Health of Texas, Inc., a wholly owned Texas corporation that was incorporated in October of 2001; and Bankers Reserve Life Insurance Company of Wisconsin (Bankers Reserve), a wholly owned Wisconsin corporation that was purchased in March 2002.

2.  INITIAL PUBLIC OFFERING

     On December 13, 2001, the Company completed an initial public offering
(IPO) of 3,250,000 shares of its common stock at $14.00 per share. The net proceeds, after paying the underwriting discount and expenses associated with the offering, were $41.0 million. In conjunction with the IPO all outstanding shares of preferred stock were converted into shares of common stock in accordance with their terms.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements include the accounts of Centene Corporation and all majority owned subsidiaries. All material intercompany balances and transactions have been eliminated. The investments in minority owned joint ventures are accounted for under the equity method.

     The accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present the financial results for these interim periods fairly.

 CASH AND CASH EQUIVALENTS

     Investments with original maturities of three months or less at the date of acquisition are considered to be cash equivalents. Cash equivalents consist of commercial paper, money market mutual funds and bank savings accounts.

 INVESTMENTS

     Short-term and long-term investments available for sale are carried at market value. Any changes in fair value due to market conditions are reflected as a separate component of equity, net of any tax benefit or expense.

     Short-term investments include securities with original maturities between three months and one year. Long-term investments include securities with original maturities greater than one year.

 PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost less accumulated depreciation. Depreciation for furniture and equipment, other than computer equipment, is calculated using the straight-line method based on the estimated useful lives of the assets ranging between five and seven years. Depreciation for computer

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

equipment is calculated using the straight-line method based on a three-year life. Software is stated at cost and is amortized over its estimated useful life of three years using the straight-line method. Depreciation for leasehold improvements is calculated using the straight-line method based on the shorter of the estimated useful lives of the asset or the term of the respective leases, ranging between three and ten years.

 INTANGIBLE ASSETS

     Intangible assets consist primarily of purchased contract rights and goodwill. Goodwill represents the excess of aggregate purchase price over the estimated fair value of net assets acquired. Intangible assets are amortized using the straight-line method over a 60-month period. Accumulated amortization of intangibles as of December 31, 2000 and 2001, was $754 and $1,478, respectively. Amortization expense was $235, $224 and $648 for the years ended December 31, 1999, 2000 and 2001, respectively.

     The Company reviews goodwill and other long-lived assets annually for impairment. The Company recognizes impairment losses if expected undiscounted future cash flows of the related assets are less than their carrying value. An impairment loss represents the amount by which the carrying value of an asset exceeds the fair value of the asset. The Company did not recognize any impairment losses for the periods presented.

 MEDICAL CLAIMS LIABILITIES

     Medical services costs include claims paid, claims adjudicated but not yet paid, estimates for claims received but not yet adjudicated, estimates for claims incurred but not yet received and estimates for the costs necessary to process unpaid claims.

     The estimates of medical claims liabilities are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors including product changes. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

 PREMIUM REVENUE

     Premium revenue is received monthly based on fixed rates per member as determined by the state contracts. The revenue is recognized as earned over the covered period of services. Premiums collected in advance are recorded as unearned premiums. There are no contractual allowances related to Centene's premium revenue.

 SIGNIFICANT CUSTOMERS

     Centene receives the majority of its revenues under contracts or subcontracts with state Medicaid managed care programs. The contracts, which expire on various dates between December 31, 2002, and December 31, 2003, are expected to be renewed.

 REINSURANCE

     Centene's MCO subsidiaries have purchased reinsurance to cover eligible healthcare services. The current reinsurance agreements generally cover 80% of healthcare expenses in excess of an annual deductible of $50 to $100 per member, up to a lifetime maximum of $2,000. The subsidiaries are responsible for inpatient charges in excess of an average daily per diem.

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Reinsurance recoveries were approximately $1,182, $1,454 and $3,958 in 1999, 2000 and 2001, respectively. Reinsurance expenses were approximately $2,708, $3,391 and $10,252 in 1999, 2000 and 2001, respectively. Reinsurance recoveries, net of expenses, are included in medical services costs.

  INCOME TAXES

     Centene recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the tax rate change.

  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RISKS AND UNCERTAINTIES

     The Company's profitability depends in large part on accurately predicting and effectively managing medical services costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical services costs. Certain of these factors, which include changes in healthcare practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control healthcare costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. The Company has adopted SFAS 141.

     In July 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested at least annually for impairment. The Company adopted SFAS No. 142 effective January 1, 2002. Goodwill amortization will be discontinued. Goodwill amortization was $471 for the year ended December 31, 2001 and $123 for the three months ended March 31, 2001.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. It also expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The adoption of the provisions of SFAS No. 144 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  DISCONTINUED OPERATIONS

     During 1999, the Company decided to exit its commercial line of business. The results of these activities have been reflected as discontinued operations in the accompanying consolidated financial statements for all periods presented. The operating results of discontinued operations as of December 31, 1999, are as follows:

Total revenues..............................................  $15,054
Pretax losses from discontinued operations..................   (3,927)
Income tax benefit..........................................       --
Net losses from discontinued operations.....................   (3,927)
Basic and diluted net losses per share......................    (4.36)

5.  INVESTMENTS

     Investments available for sale by investment type consist of the following:

                                                             DECEMBER 31, 2000
                                              -----------------------------------------------
                                                            GROSS        GROSS      ESTIMATED
                                              AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                COST        GAINS        LOSSES       VALUE
                                              ---------   ----------   ----------   ---------
U.S. Treasury securities and obligations of
  U.S. government corporations and
  agencies..................................   $14,041       $133         $ --       $14,174
Commercial paper............................     7,211          2           (6)        7,207
State/municipal securities and other........       478         --           --           478
                                               -------       ----         ----       -------
Total.......................................   $21,730       $135         $ (6)      $21,859
                                               =======       ====         ====       =======

                                                             DECEMBER 31, 2001
                                              -----------------------------------------------
                                                            GROSS        GROSS      ESTIMATED
                                              AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                COST        GAINS        LOSSES       VALUE
                                              ---------   ----------   ----------   ---------
U.S. Treasury securities and obligations of
  U.S. government corporations and
  agencies..................................   $17,998       $216         $ (3)      $18,211
Commercial paper............................       462          3           --           465
State/municipal securities and other........     4,833          8           (9)        4,832
                                               -------       ----         ----       -------
Total.......................................   $23,293       $227         $(12)      $23,508
                                               =======       ====         ====       =======

     The contractual maturity of investments as of December 31, 2001, is as follows:

                                                                          ESTIMATED
                                                              AMORTIZED    MARKET
                                                                COST        VALUE
                                                              ---------   ---------
One year or less............................................   $ 1,166     $ 1,169
One year through five years.................................     6,190       6,300
Five years through ten years................................    15,937      16,039
                                                               -------     -------
                                                               $23,293     $23,508
                                                               =======     =======

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Following is a summary of net investment income:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     2000     2001
                                                              ------   ------   ------
Commercial paper............................................  $  217   $  759   $  938
U.S. Treasury securities and obligations of U.S. government
  corporations and agencies.................................     243      370    1,496
States/municipal securities and other.......................      13       (2)      --
Money market and other......................................     951    1,035    1,228
                                                              ------   ------   ------
                                                              $1,424   $2,162   $3,662
                                                              ======   ======   ======

     Various state statutes require MCOs to deposit or pledge minimum amounts of investments to state agencies. Securities with a book value of $693 and $1,204 were deposited or pledged to state agencies by Centene's MCO subsidiaries at December 31, 2000 and 2001, respectively.

6.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of December 31:

                                                               2000      2001
                                                              -------   -------
Furniture and office equipment..............................  $ 3,014   $ 4,349
Computer software...........................................    1,293     2,423
Leasehold improvements......................................      287       878
Land........................................................       --        10
                                                              -------   -------
                                                                4,594     7,660
Less -- Accumulated depreciation and amortization...........   (3,234)   (3,864)
                                                              -------   -------
  Property and equipment, net...............................  $ 1,360   $ 3,796
                                                              =======   =======

     Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $846, $810, and $1,199, respectively.

7.  INCOME TAXES

     Centene files a consolidated federal income tax return while Centene and each subsidiary file separate state income tax returns.

     The consolidated income tax expense (benefit) consists of the following:

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             1999     2000      2001
                                                            ------   -------   ------
Current:
  Federal.................................................  $   --   $   629   $7,952
  State...................................................      --       625    1,624
                                                            ------   -------   ------
     Total current........................................      --     1,254    9,576
Deferred..................................................      --    (1,797)    (445)
                                                            ------   -------   ------
     Total expense (benefit)..............................  $   --   $  (543)  $9,131
                                                            ======   =======   ======

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following is a reconciliation of the expected income tax expense (benefit) as calculated by multiplying pretax income by federal statutory rates and Centene's actual income tax benefit for the years ended December 31:

                                                            1999      2000      2001
                                                           -------   -------   ------
Expected federal income tax expense (benefit)............  $(3,199)  $ 2,443   $7,709
State income taxes, net of federal income tax benefit....      160       412    1,141
Equity in (earnings) losses of joint ventures, net of
  tax....................................................       (1)      175       --
Change in valuation allowance............................    2,926    (3,764)      --
Other, net...............................................      114       191      281
                                                           -------   -------   ------
     Income tax expense (benefit)........................  $    --   $  (543)  $9,131
                                                           =======   =======   ======

     Temporary differences that give rise to deferred tax assets and liabilities are presented for the years ended December 31 are presented below:

                                                               2000     2001
                                                              ------   ------
Medical claims liabilities and other accruals...............  $1,539   $2,279
Net operating loss carryforward.............................   1,132       --
Allowance for doubtful accounts.............................     690    1,435
Depreciation and amortization...............................     246      353
Other.......................................................     189       18
                                                              ------   ------
     Total deferred tax assets..............................   3,796    4,085
                                                              ------   ------
Other.......................................................     498      782
                                                              ------   ------
     Total deferred tax liabilities.........................     498      782
                                                              ------   ------
Net deferred tax assets and liabilities.....................  $3,298   $3,303
                                                              ======   ======

     The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management determined that a valuation allowance was no longer necessary for its federal net operating loss carryforward as of December 31, 2000. As a result, the income tax benefit recorded for 2000 includes the reversal of $3,764 of deferred tax valuation allowance.

8.  NOTE PAYABLE AND SUBORDINATED DEBT

     In September 2000, the Company entered into a $1,500 unsecured revolving credit agreement with a bank. The agreement bore interest at a rate of prime due and payable monthly. The agreement expired in September 2001. Borrowings under this agreement totaled $-0- at December 31, 2000 and 2001.

     Subordinated debt consists of the following:

                                                               DECEMBER 31,
                                                              ---------------
                                                               2000     2001
                                                               ----     ----
$4,000 subordinated promissory notes dated September 1998.
  Interest was due and payable annually in September at a
  rate of 8.5% and a default rate of 10.5%. Principal on the notes was due and payable in two equal installments in
  September 2003 and September 2004.........................  $4,000   $   --
                                                              ======   ======

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During 1999 and 2000, the Company was in default due to late interest payments and, therefore, recorded interest at the 10.5% rate. In February 2001, all accrued interest was paid and the interest rate reverted back to 8.5%. In December 2001, all of the notes and accrued interest were paid in full.

9.  REDEEMABLE PREFERRED STOCK

     Upon completion of the Company's IPO in December 2001, all outstanding shares of Series D redeemable preferred stock were converted into 3,716,000 shares of common stock.

     Series D preferred stock was convertible, at the option of the holder, into common stock at an initial conversion rate of one common share for each preferred share and was automatically converted at an initial public offering. Series D preferred stock was entitled to an initial liquidation preference in the amount of $5.00 per share.

     Redeemable preferred stock is summarized as follows:

                                                               SERIES D
                                                                SHARES      AMOUNT
                                                              ----------   --------
Balance, December 31, 1998..................................   3,680,000   $ 17,700
  Issuance of preferred stock...............................      40,000        200
  Purchase of stock.........................................      (2,000)        (6)
  Preferred stock accretion.................................          --        492
                                                              ----------   --------
Balance, December 31, 1999..................................   3,718,000     18,386
  Preferred stock accretion.................................          --        492
                                                              ----------   --------
Balance, December 31, 2000..................................   3,718,000     18,878
  Preferred stock accretion.................................          --        467
  Purchase of stock.........................................      (2,000)       (16)
  Conversion to common......................................  (3,716,000)   (19,329)
                                                              ----------   --------
Balance, December 31, 2001..................................          --   $     --
                                                              ==========   ========

10.  STOCKHOLDERS' EQUITY

     Upon completion of the Company's IPO in December 2001, each outstanding share of each class of common stock and preferred stock was converted into one share of a single class of $.001 par value common stock.

     Holders of common stock are entitled to one vote for each share of common stock held.

     Effective November 2001, the Company changed its state of incorporation from Wisconsin to Delaware. Under the Delaware Certificate of Incorporation, the Company has 10,000,000 authorized shares of preferred stock at $.001 par value and 40,000,000 authorized shares of common stock at $.001 par value. At December 31, 2001, there were no preferred shares outstanding.

11.  STATUTORY NET WORTH REQUIREMENTS

     Various state laws require Centene's MCO subsidiaries to maintain a minimum statutory net worth. At December 31, 2000 and 2001, Centene's MCO subsidiaries are in compliance with the various required minimum statutory net worth requirements.

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12.  DIVIDEND RESTRICTIONS

     Under the laws of the states of which the Company operates, managed care subsidiaries are required to obtain approval for dividends from the appropriate state regulatory body. No dividends were declared in 1999, 2000 or 2001.

13.  WARRANTS

     Prior to completion of the Company's IPO, all outstanding warrants were exercised.

     Prior to the IPO, Centene had warrants outstanding to purchase 60,000 shares of the Company's Series D preferred stock at an exercise price of $5.00 per share. These warrants would have expired upon the earlier of the following:
1) September 23, 2003, 2) the date of "change in control" or 3) the date on which the Company effects an initial public offering.

     Prior to the IPO, there were warrants outstanding to purchase 7,432 shares of the Company's common stock at an exercise price of $2.40 per share. These warrants would have expired upon the earlier of the following: 1) September 7, 2002, 2) the date of "change in control" or 3) the date on which the Company effected an initial public offering.

14.  STOCK OPTION PLANS

     As of December 31, 2001, Centene has five stock option plans (the Plans) for issuance of common stock. The Plans allow for the granting of options to purchase common stock at the market price at the date of grant for key employees, consultants, and other individual contributors of or to Centene. Both incentive options and nonqualified stock options can be awarded under the Plans. Each option awarded under the Plans is exercisable as determined by the Board of Directors upon grant. Further, depending on the type of grant, no option will be exercisable for longer than either five (incentive options) or ten (all other options) years after date of grant. The Plans have reserved 2,200,000 shares for option grants. Options granted generally vest over a five-year period. Vesting generally begins on the anniversary of the date of grant and annually thereafter.

     Option activity for the years ended December 31 is summarized below:

                                                               YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------------
                                                 1999                   2000                   2001
                                          -------------------   --------------------   --------------------
                                                     WEIGHTED               WEIGHTED               WEIGHTED
                                                     AVERAGE                AVERAGE                AVERAGE
                                                     EXERCISE               EXERCISE               EXERCISE
                                           SHARES     PRICE      SHARES      PRICE      SHARES      PRICE
                                          --------   --------   ---------   --------   ---------   --------
Options outstanding, beginning of
  year..................................   522,249    $2.50       955,992    $1.91     1,410,040    $ 1.68
Granted.................................   583,500     1.49       531,000     1.26       139,000     11.99
Exercised...............................    (3,395)    1.39            --       --       (19,100)     1.71
Canceled................................  (146,362)    2.34       (76,952)    1.69      (107,000)     1.82
                                          --------    -----     ---------    -----     ---------    ------
Options outstanding, end of year........   955,992     1.91     1,410,040     1.68     1,422,940      2.67
                                          ========              =========              =========
                                               7.3
Weighted average remaining life.........     years              7.7 years              7.6 years
Weighted average fair value of options
  granted...............................     $0.37                  $0.37                  $5.59

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table summarizes information about options outstanding as of December 31, 2001:

                        OPTIONS OUTSTANDING                                   OPTIONS VESTED
-------------------------------------------------------------------   ------------------------------
                                WEIGHTED AVERAGE
   RANGE OF         OPTIONS        REMAINING       WEIGHTED AVERAGE     OPTIONS     WEIGHTED AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------   -----------   ----------------   ----------------   -----------   ----------------
$ 0.80 - $ 2.07      948,740           8.2              $ 1.34          309,240          $1.33
  2.07 -   4.14      347,700           5.1                2.59          253,900           2.67
  4.14 -   6.21       32,000           9.2                5.25                0           0.00
  6.21 -   8.28       25,000           9.7                7.78                0           0.00
 16.57 -  18.64       49,500          10.0               17.26                0           0.00
 18.64 -  20.71       20,000           9.7               20.71                0           0.00
                   ---------          ----              ------          -------          -----
                   1,422,940           7.6              $ 2.67          563,140          $1.93
                   =========                                            =======

     The Company accounts for the Plans in accordance with the intrinsic value based method of Accounting Principles Board Opinion No. 25 as permitted by SFAS No. 123. Accordingly, compensation cost related to stock options issued to employees is calculated on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a straight-line basis over the years the employees' services are received (over the vesting period), generally five years. No compensation cost related to the Plans was charged against income during 1999 or 2000. During 2001, the Company recognized $6 in noncash compensation expense related to the issuance of stock options to employees. Had compensation cost for the Plans been determined based on the fair value method at the grant dates as specified in SFAS No. 123, Centene's net earnings would have decreased $76, $110 and $665 in 1999, 2000 and 2001, respectively. Diluted net earnings (losses) per common share would have been $(10.53), $1.12 and $1.53 in 1999, 2000 and 2001, respectively.

     The fair value of each option grant is estimated on the date of grant using an option pricing model with the following assumptions: no dividend yield and expected volatility of 1% through the date of the IPO and 50% thereafter, risk-free interest rate of 6.4%, 5.3% and 4.9%, and expected lives of 7.3, 7.7 and 7.6 for the years ended December 31, 1999, 2000 and 2001, respectively.

15.  RETIREMENT PLAN

     Centene has a defined contribution plan (Retirement Plan) which covers substantially all employees who work at least 1,000 hours in a twelve consecutive month period and are at least twenty-one years of age. Under the Retirement Plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Centene may elect to match a portion of the employee's contribution. In addition, Centene may make a profit sharing contribution to the Retirement Plan covering all eligible employees. Expenses under the Retirement Plan were $144, $203 and $306 during the years ended December 31, 1999, 2000 and 2001, respectively.

16.  RELATED-PARTY TRANSACTIONS

     Certain members of Centene's Board of Directors performed consulting services for the Company. Consulting fees paid in 1999, 2000 and 2001 totaled $5, $36 and $3, respectively. Legal fees of $50, $48 and $94 were paid in 1999, 2000 and 2001, respectively, to a law firm affiliated through a stockholder of the Company.

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17.  COMMITMENTS

     Centene and its subsidiaries lease office facilities and various equipment under noncancelable operating leases. In addition to base rental costs, Centene and its subsidiaries are responsible for property taxes and maintenance for both facility and equipment leases. Rental expense was $1,268, $1,383 and $1,704 for the years ended December 31, 1999, 2000 and 2001, respectively. The significant annual noncancelable lease payments over the next five years and thereafter are as follows:

2002........................................................    $ 2,219
2003........................................................      2,120
2004........................................................      2,043
2005........................................................      2,014
2006........................................................      1,745
Thereafter..................................................      5,643
                                                                -------
                                                                $15,784
                                                                =======

18.  CONTINGENCIES

     From 1998 to 2000, we provided Medicaid services in certain regions of Indiana as a subcontractor with Maxicare, Indiana, Inc. In June 2001, the Insurance Commissioner of the Indiana Department of Insurance declared Maxicare insolvent and ordered Maxicare into liquidation. In September 2001, we filed an adversary proceeding in Marion County Circuit Court against Maxicare and the Indiana Insurance Commissioner seeking declaratory and injunctive relief and the turnover of funds. This proceeding is based on our belief that the State of Indiana's proposed liquidation plan for Maxicare does not adequately address our claims for approximately $4,700 that we believe is owed to us by Maxicare. Maxicare and the Indiana Insurance Commissioner subsequently filed a counterclaim suit against us seeking, among other things, to avoid any claims we have for funds held by Maxicare and to recover payments previously made to us by Maxicare in the amount of approximately $2,000, on the grounds those payments constituted preferential transfers. A bench trial is scheduled for June 19, 2002. We plan to vigorously pursue our claims in this matter. The Company is a party to this and other legal actions normally associated with the managed care industry, the aggregate effect of which, in management's opinion after consultation with legal counsel, will have no material adverse impact on the financial position or results of operations of Centene.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in marketable securities and accounts receivable. The Company invests its excess cash in interest bearing deposits with major banks, commercial paper, government and agency securities, and money market mutual funds. Investments in marketable securities are managed within guidelines established by the Company's Board of Directors. The Company carries these investments at fair value.

     Concentrations of credit risk with respect to accounts receivable are limited due to the significant customers paying as services are rendered. Significant customers include the federal government and the states in which Centene operates. The Company has a risk of incurring loss if its allowance for doubtful accounts is not adequate. As discussed in Note 3 to the consolidated financial statements, the Company has reinsurance agreements with insurance companies. The Company monitors the insurance companies' financial ratings to determine compliance with standards set by state law. The Company has a credit risk associated with these reinsurance agreements to the extent the reinsurers are unable to pay valid reinsurance claims of the Company.

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

19.  JOINT VENTURES

     From 1998 through 2000, Centene owned 39% of Superior and, therefore, accounted for the investment under the equity method of accounting. Superior participates in the state of Texas medical assistance program. Superior had no enrolled membership during 1998, but became fully operational on December 1, 1999. Centene has provided surplus notes to Superior to fund its initial operations and meet the net worth requirements of the state of Texas. Surplus notes outstanding to Superior at December 31, 1999 and 2000, totaled $2,041 and $3,000, respectively, and are included in investment in joint venture. Interest accrues on the surplus notes at a rate of the greater of Prime plus 2% or 10%, and is payable to Centene quarterly upon regulatory approval. Interest receivable is included in accrued investment income and totaled $52 and $352 at December 31, 1999 and 2000, respectively. Under the terms of a management agreement, a wholly owned subsidiary of Centene performs third-party administrative services for Superior. This agreement generated $72 and $4,936 of administrative service fees during 1999 and 2000, respectively.

     Summary financial information for Superior as of and for the years ended December 31 follows:

                                                               1999      2000
                                                              -------   ------
Total assets................................................  $ 1,821   $7,284
Stockholders' deficit.......................................     (536)  (1,481)
Revenues....................................................      346   34,102
Net loss....................................................     (457)  (1,303)
Company's equity in net loss................................     (178)    (508)

     Effective January 1, 2001, Centene purchased an additional 51% of Superior for $290 in cash, increasing Centene's ownership to 90%. Centene began consolidating Superior's operations from that point forward. When the change in ownership occurred, goodwill of $1,200 was recorded as part of the transaction. In December 2001, Centene purchased the remaining shares of Superior for $100 in stock, increasing Centene's ownership to 100%. The goodwill is being amortized on a straight-line basis over five years. At December 31, 2001, all intercompany transactions between Centene and Superior have been eliminated in consolidation.

     The following unaudited pro forma summary information presents the consolidated statement of earnings information as if the aforementioned transaction had been consummated on January 1, 2000, and does not purport to be indicative of what would have occurred had the acquisition been made at that date or of the results which may occur in the future.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2000
                                                              -----------------
Total revenues..............................................      $250,516
Net earnings attributable to common stockholders............         6,441
Diluted net earnings per common share.......................           .94

     Centene sold its interest in another joint venture, Community Health Choice of Illinois, Inc. (Choice) to American HealthCare Providers (AHCP) on August 10, 1999. Choice was a participant in the state of Illinois medical assistance program. Choice contracted directly with healthcare providers on a fee-for-service, per diem and capitation basis. Centene maintained a 49% equity interest in Choice and accounted for the venture using the equity method. Under the terms of a management agreement, a wholly owned subsidiary of Centene performed third-party administrative services for Choice which generated $808, $-0-and $-0- of administrative service fees during 1999, 2000 and 2001, respectively. Centene retained the risk for claims incurred prior to May 1, 1999, and consequently established an escrow account for the estimated claims. At December 31, 2001, there is no remaining claims exposure. Centene reflected a net loss on the sale of Choice totaling $377 in 1999, which is included in equity in earnings from joint ventures.

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

20.  EARNINGS PER SHARE

     The following table sets forth the calculation of basic and diluted net earnings (losses) per share:

                                                                                    THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                 MARCH 31,
                                           -----------------------------------   -------------------------
                                             1999         2000         2001         2001          2002
                                           ---------   ----------   ----------   ----------   ------------
                                                                                        (UNAUDITED)
Earnings (losses) from continuing
  operations.............................  $  (5,484)  $    7,728   $   12,895   $    2,182   $     4,300
Accretion of redeemable preferred
  stock..................................       (492)        (492)        (467)        (123)           --
                                           ---------   ----------   ----------   ----------   -----------
Earnings (losses) from continuing
  operations attributable to common
  stockholders...........................     (5,976)       7,236       12,428        2,059         4,300
Loss from discontinued operations, net...     (3,927)          --           --           --            --
                                           ---------   ----------   ----------   ----------   -----------
    Net earnings (losses) attributable to
      common stockholders................  $  (9,903)  $    7,236   $   12,428   $    2,059   $     4,300
                                           =========   ==========   ==========   ==========   ===========
Shares used in computing per share
  amounts:
  Weighted average number of common
    shares outstanding...................    900,944      901,526    1,385,399      906,148    10,091,348
  Dilutive effect of stock options and
    warrants (as determined by applying
    the treasury stock method) and
    convertible preferred stock..........         --    5,918,069    6,634,098    6,845,125     1,226,286
                                           ---------   ----------   ----------   ----------   -----------
    Weighted average number of common
      shares and potential dilutive
      common shares outstanding..........    900,944    6,819,595    8,019,497    7,751,273    11,317,634
                                           =========   ==========   ==========   ==========   ===========
EARNINGS (LOSSES) PER COMMON SHARE, BASIC
  Continuing operations..................  $   (6.63)  $     8.03   $     8.97   $     2.27   $      0.43
  Discontinued operations................      (4.36)          --           --           --            --
  Net earnings (losses) per common
    share................................     (10.99)        8.03         8.97         2.27          0.43
EARNINGS (LOSSES) PER COMMON SHARE,
  DILUTED
  Continuing operations..................  $   (6.63)  $     1.13   $     1.61   $     0.28   $      0.38
  Discontinued operations................      (4.36)          --           --           --            --
  Net earnings (losses) per common
    share................................     (10.99)        1.13         1.61         0.28          0.38

21.  SEGMENT REPORTING

                                                               FOR THE YEAR ENDED
                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                              MEDICAID   COMMERCIAL
                                                              --------   ----------
Total revenues..............................................  $201,429    $15,054
Segment loss from operations................................    (5,484)    (3,927)
Segment assets..............................................    52,207         --

     Segment information has been prepared in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. In 1999 Centene had two reportable segments: Medicaid and commercial. The segments were determined based upon types of services provided by each segment. Segment performance is evaluated based upon earnings from operations after income taxes. Accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 3).

                      CENTENE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Medicaid segment included operations to provide healthcare services to Medicaid eligible recipients through various federal and state supported programs.

     The commercial segment included group accident and health managed care coverage. Effective December 31, 1999, the commercial line of business was discontinued.

22.  CONTRACT ACQUISITIONS

     In December 2000, MHSIC and Superior entered into agreements with Humana Inc. to transfer Humana's Medicaid contract with the state of Wisconsin to MHSIC and Humana's Medicaid contract with the state of Texas to Superior. Effective February 1, 2001, the state of Wisconsin approved the agreement, thereby allowing MHSIC to serve approximately 35,000 additional members in the state. Effective February 1, 2001, the state of Texas approved a management agreement between Superior and Humana Inc., thereby allowing Superior to manage approximately 30,000 additional members in Texas.

     As a result of the above transactions, $1,250 was recorded as an intangible asset, purchased contract rights. Centene is amortizing the contract rights on a straight-line basis over five years, the period expected to be benefited.

23.  ACQUISITION OF BANKERS RESERVE (UNAUDITED)

     On March 14, 2002, the Company completed an acquisition of Bankers Reserve Life Insurance Company of Wisconsin (Bankers Reserve) for a cash purchase price of $3,425. The Company accounted for this acquisition under the purchase method of accounting and accordingly, the consolidated results of operations include the results of the acquired Bankers Reserve business from the date of acquisition. The Company allocated the purchase price to net tangible and identifiable intangible assets based on their fair value. Centene allocated $474 to identifiable intangible assets, representing the value assigned to acquired licenses, which are being amortized on a straight-line basis over a period of 10 years. The purchase price allocation is subject to adjustment based upon completion of a final audited balance sheet. In addition, as part of the Bankers Reserve acquisition, $5,200 of Separate Account assets and $5,200 of Separate Account liabilities were acquired and recorded in Other Assets and Other Liabilities.

                                   PROSPECTUS

                           [CENTENE CORPORATION LOGO]

                                5,000,000 SHARES
                                  COMMON STOCK

                           THOMAS WEISEL PARTNERS LLC
                                    SG COWEN
                               CIBC WORLD MARKETS

--------------------------------------------------------------------------------

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses we will incur in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee and the NASD fee.

SEC registration fee........................................   $ 14,484
NASD fee....................................................     16,244
Accounting fees and expenses................................    100,000
Legal fees and expenses.....................................    210,000
Printing and engraving......................................    125,000
Transfer agent fees and expenses............................      5,000
Blue sky fees and expenses..................................      5,000
Miscellaneous expenses......................................     24,272
                                                               --------
       Total................................................   $500,000
                                                               ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law ("DGCL"), as amended, allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by us or in our right) by reason of the fact that the person is or was one of our directors, officers, agents or employees or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner which the person reasonably believed to be in our best interest, or not opposed to our best interest, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The power to indemnify applies to actions brought by us or in our right as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to us, unless the court believes that in light of all the circumstances indemnification should apply.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     As permitted under Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock re-purchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Our by-laws further provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

     The indemnification provisions contained in our certificate of incorporation and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

     Please also see Section 8 of the underwriting agreement relating to the
offering, filed as Exhibit    to this Registration Statement, for
indemnification arrangements between the underwriters, the selling stockholders and us.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is a description of our sales of unregistered securities since January 1, 1998. The sales made to investors were made in accordance with
Section 4(2) of the Securities Act and Regulation D ("Regulation D") under the Securities Act. Sales to our employees, directors and officers were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation provided under Rule 701.

  SERIES D CONVERTIBLE PREFERRED STOCK

     In March 1998, we sold 12,499 shares of common stock to Greylock Limited Partnership upon exercise of warrants at a price of $2.40 per share for gross proceeds of $29,998. The purchaser represented to us in writing that it acquired the shares for investment and agreed not to dispose of the shares except in compliance with the Securities Act. Based upon representation by the purchaser, we believe the purchaser was an "accredited investor" within the meaning of Regulation D and that the transaction was exempt under Rule 506 thereof.

     In September 1998, we sold 3,680,000 shares of series D preferred stock at a price of $5 per share for gross proceeds of $18,400,000. Investors included Strategic Investment Partners, Ltd., Cahill Warnock Strategic Partners Fund, L.P., Greylock Limited Partnership, Strategic Associates, L.P., D.L. Associates, Claire W. Johnson, Marshall & Ilsley Trust Company f/b/o Richard P. Wiederhold, Raymond Brinn, Robert J. Johannes and Jerome Fritsch, all of whom were "accredited investors" within the meaning of Regulation D. Each purchaser represented to us in writing that it acquired the shares for investment and agreed not to dispose of the shares except in compliance with the Securities Act. We believe the transactions were exempt under Section 4(2) of the Securities Act and Rule 506 of Regulation D.

     In February 1999, we sold 74 common shares to an employee upon exercise of warrants at a price of $2.40 per share for gross proceeds of $178. The sale was made pursuant to a written option agreement, appropriate restrictions on resale were imposed and the transaction was deemed exempt under Rule 701.

     In May 1999, we sold 40,000 shares of shares of series D preferred stock at a price of $5.00 per share for gross proceeds of $200,000. We sold the shares to Michael F. Neidorff, Brian Spanel and five of our other senior employees. The sales were made pursuant to contracts in which the employees represented that they were acquiring the shares for investment and agreed to appropriate investment restrictions. Certificates for the shares bear appropriate legends restricting transfer. Purchasers received appropriate disclosure documents. The transactions were deemed exempt under Section 4(2) of the Securities Act.

  STOCK OPTIONS

     Each of the options summarized below were granted to our employees or directors or to employees of our subsidiaries pursuant to our written stock plans. The aggregate exercise prices of all options granted in any twelve month period did not exceed 15% of our total assets. In each case, the option agreements impose appropriate restrictions on resale. All option grants and exercises were deemed exempt pursuant to Rule 701.

     In 1998, we granted options to purchase 50,000, 25,000 and 7,000 shares of common stock to employees pursuant to our 1994, 1996 and 1998 Stock Plans, respectively.

     In 1999, we granted options to purchase 2,000, 107,000, 297,500 and 177,000 shares of common stock to employees pursuant to our 1994, 1996, 1998 and 1999 Stock Plans, respectively.

     In 2000, we granted options to purchase 115,000 and 416,000 shares of common stock to employees and directors pursuant to our 1999 and 2000 Stock Plans, respectively.

     In 2001, we granted options to purchase 139,000 shares of common stock to employees pursuant to our 2000 Stock Plan.

     In 2002, we granted options to purchase 58,500 shares of common stock under our 2000 Stock Plan.


     Between January 1, 1998 and April 30, 2002, 58,695 shares subject options granted pursuant to our stock plans have been exercised at exercise prices ranging from $0.80 to $5.25.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     a. Exhibits


                                                                         INCORPORATED BY REFERENCE
                                                                   -------------------------------------
EXHIBIT                                             FILED WITH                                   EXHIBIT
 NUMBER                 DESCRIPTION                THIS FORM S-1   FORM   FILING DATE WITH SEC   NUMBER
-------                 -----------                -------------   ----   --------------------   -------
  1        Underwriting Agreement                    **
  3.1      Certificate of Incorporation of                         S-1    October 9, 2001         3.2
           Centene Corporation
  3.1a     Certificate of Amendment dated                          S-1    November 13, 2001       3.2a
           November 8, 2001 to Certificate of
           Incorporation included as Exhibit 3.1
  3.2      By-laws of Centene Corporation                          S-1    October 9, 2001         3.3
  4.1      Specimen certificate for shares of                      S-1    November 13, 2001       4.1
           common stock of Centene Corporation
  4.2      Amended and Restated Shareholders'                      S-1    October 9, 2001         4.2
           Agreement, dated September 23, 1998
  5        Legal opinion of Hale and Dorr LLP        **

                                                                         INCORPORATED BY REFERENCE
                                                                   -------------------------------------
EXHIBIT                                             FILED WITH                                   EXHIBIT
 NUMBER                 DESCRIPTION                THIS FORM S-1   FORM   FILING DATE WITH SEC   NUMBER
-------                 -----------                -------------   ----   --------------------   -------
 10.1      Stock Purchase and Recapitalization                     S-1    October 9, 2001         10.1
           Agreement by and among Community
           Health Centers Network, L.P., Superior
           HealthPlan, Inc., Centene Corporation
           and TACHC GP, Inc., dated September
           10, 2001
 10.2      Contract for Medicaid/BadgerCare HMO                    10-Q   April 29, 2002          10.1
           Services between Managed Health
           Services Insurance Corp. and Wisconsin
           Department of Health and Family
           Services, January 2002 -- December
           2003
 10.3+     Agreement between Network Health Plan                   S-1    October 9, 2001         10.3
           of Wisconsin, Inc. and Managed Health
           Services Insurance Corp., dated
           January 1, 2001
 10.4      1999 Contract for Services between the                  S-1    October 9, 2001         10.4
           Texas Department of Health and
           Superior HealthPlan, Inc. (El Paso
           Service Area), dated May 14, 1999
 10.5      1999 Contract for Services between the                  S-1    October 9, 2001         10.5
           Texas Department of Health and
           Superior HealthPlan, Inc. (Travis
           Service Area), dated August 9, 1999
 10.6      1999 Contract for Services between the                  S-1    October 9, 2001         10.6
           Texas Department of Health and
           Superior HealthPlan, Inc. (Bexar
           Service Area), dated August 9, 1999
 10.7      Contract between the Office of                          S-1    October 9, 2001         10.7
           Medicaid Policy and Planning, the
           Office of the Children's Health
           Insurance Program and Coordinated Care
           Corporation Indiana, Inc., dated
           January 1, 2001
 10.7a     Amendment dated April 1, 2002 to                        10-Q   April 29, 2002          10.2
           Contract included as Exhibit 10.7
 10.8      1994 Stock Plan of Centene Corporation                  S-1    October 9, 2001         10.8
 10.9      1996 Stock Plan of Centene Corporation                  S-1    October 9, 2001         10.9
 10.10     1998 Stock Plan of Centene Corporation                  S-1    October 9, 2001         10.10
 10.11     1999 Stock Plan of Centene Corporation                  S-1    October 9, 2001         10.11
 10.12     2000 Stock Plan of Centene Corporation                  S-1    October 9, 2001         10.12
 10.13     Form of Incentive Stock Option                          S-1    October 9, 2001         10.13
           Agreement of Centene Corporation
 10.14     Form of Non-statutory Stock Option                      S-1    October 9, 2001         10.14
           Agreement of Centene Corporation
 10.15     Executive Employment Agreement between                  S-1    October 9, 2001         10.15
           Centene Corporation and Karey Witty,
           dated January 1, 2001

                                                                         INCORPORATED BY REFERENCE
                                                                   -------------------------------------
EXHIBIT                                             FILED WITH                                   EXHIBIT
 NUMBER                 DESCRIPTION                THIS FORM S-1   FORM   FILING DATE WITH SEC   NUMBER
-------                 -----------                -------------   ----   --------------------   -------
 10.16     Executive Employment Agreement between                  S-1    October 9, 2001         10.16
           Centene Corporation and Brian G.
           Spanel, dated September 26, 2001
 10.17     Executive Employment Agreement between                  10-Q   April 29, 2002          10.3
           Centene Corporation and Joseph P.
           Drozda, M.D., dated October 1, 2001
 10.18     Executive Employment Agreement between                  10-Q   April 29, 2002          10.4
           Centene Corporation and Mary O'Hara,
           dated October 26, 2001
 10.19     Standard Office Lease between Centene                   S-1    November 13, 2001       10.19
           Corporation and Clayton Investors
           Associates LLC, dated February 22,
           1999
 10.20     2002 Employee Stock Purchase Plan of                    10-Q   April 29, 2002          10.5
           Centene Corporation
 21        List of subsidiaries                       *
 23.1      Consent of Independent Public              X
           Accountants
 23.2      Consent of Hale and Dorr LLP              **
 24        Power of Attorney (included on page        *
           II-7 of Form S-1 as initially filed)


---------------


 * Filed previously.



**  To be filed by amendment.


 + Confidential treatment has been granted for a portion of this exhibit pursuant to Rule 406 promulgated under the Securities Act.

     b. Financial Statement Schedule

     Report of Independent Public Accountants and Schedule of Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clayton, State of Missouri, as of May 2, 2002.


                                          CENTENE CORPORATION

                                          By:    /s/ MICHAEL F. NEIDORFF
                                            ------------------------------------
                                                    Michael F. Neidorff
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to registration statement has been signed by the following persons in the indicated capacities as of May 2, 2002.



                          NAME                                                    TITLE
                          ----                                                    -----

                /s/ MICHAEL F. NEIDORFF                        President, Chief Executive Officer and
 ------------------------------------------------------        Director (chief executive officer)
                  Michael F. Neidorff

                   /s/ KAREY L. WITTY                          Senior Vice President, Chief Financial
 ------------------------------------------------------        Officer, Treasurer and Secretary (chief
                     Karey L. Witty                            financial and accounting officer)

                           *                                   Director
 ------------------------------------------------------
                    Samuel E. Bradt

                           *                                   Director
 ------------------------------------------------------
                 Walter E. Burlock, Jr.

                                                               Director
 ------------------------------------------------------
                    Edward L. Cahill

                                                               Director
 ------------------------------------------------------
                   Howard E. Cox, Jr.

                           *                                   Director
 ------------------------------------------------------
                   Robert K. Ditmore

                                                               Director
 ------------------------------------------------------
                   Claire W. Johnson

                           *                                   Director
 ------------------------------------------------------
                 Richard P. Wiederhold


 *By:               /s/ MICHAEL F. NEIDORFF
           -----------------------------------------
                      Michael F. Neidorff
                        Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                        INCORPORATED BY REFERENCE
                                                                  -------------------------------------
EXHIBIT                                            FILED WITH                                   EXHIBIT
 NUMBER                 DESCRIPTION               THIS FORM S-1   FORM    FILING DATE WITH SEC  NUMBER
-------                 -----------               -------------   ----    --------------------  -------
  1        Underwriting Agreement                        **
  3.1      Certificate of Incorporation of                        S-1     October 9, 2001        3.2
           Centene Corporation
  3.1a     Certificate of Amendment dated                         S-1     November 13, 2001      3.2a
           November 8, 2001 to Certificate of
           Incorporation included as Exhibit 3.1
  3.2      By-laws of Centene Corporation                         S-1     October 9, 2001        3.3
  4.1      Specimen certificate for shares of                     S-1     November 13, 2001      4.1
           common stock of Centene Corporation
  4.2      Amended and Restated Shareholders'                     S-1     October 9, 2001        4.2
           Agreement, dated September 23, 1998
  5        Legal opinion of Hale and Dorr LLP            **
 10.1      Stock Purchase and Recapitalization                    S-1     October 9, 2001       10.1
           Agreement by and among Community
           Health Centers Network, L.P.,
           Superior HealthPlan, Inc., Centene
           Corporation and TACHC GP, Inc., dated
           September 10, 2001
 10.2      Contract for Medicaid/BadgerCare HMO                   10-Q    April 29, 2002        10.1
           Services between Managed Health
           Services Insurance Corp. and
           Wisconsin Department of Health and
           Family Services, January
           2002 -- December 2003
 10.3+     Agreement between Network Health Plan                  S-1     October 9, 2001       10.3
           of Wisconsin, Inc. and Managed Health
           Services Insurance Corp., dated
           January 1, 2001
 10.4      1999 Contract for Services between                     S-1     October 9, 2001       10.4
           the Texas Department of Health and
           Superior HealthPlan, Inc. (El Paso
           Service Area), dated May 14, 1999
 10.5      1999 Contract for Services between                     S-1     October 9, 2001       10.5
           the Texas Department of Health and
           Superior HealthPlan, Inc. (Travis
           Service Area), dated August 9, 1999
 10.6      1999 Contract for Services between                     S-1     October 9, 2001       10.6
           the Texas Department of Health and
           Superior HealthPlan, Inc. (Bexar
           Service Area), dated August 9, 1999
 10.7      Contract between the Office of                         S-1     October 9, 2001       10.7
           Medicaid Policy and Planning, the
           Office of the Children's Health
           Insurance Program and Coordinated
           Care Corporation Indiana, Inc., dated
           January 1, 2001

                                                                        INCORPORATED BY REFERENCE
                                                                  -------------------------------------
EXHIBIT                                            FILED WITH                                   EXHIBIT
 NUMBER                 DESCRIPTION               THIS FORM S-1   FORM    FILING DATE WITH SEC  NUMBER
-------                 -----------               -------------   ----    --------------------  -------
 10.7a     Amendment dated April 1, 2002 to                       10-Q    April 29, 2002        10.2
           Contract included as Exhibit 10.7
 10.8      1994 Stock Plan of Centene                             S-1     October 9, 2001       10.8
           Corporation
 10.9      1996 Stock Plan of Centene                             S-1     October 9, 2001       10.9
           Corporation
 10.10     1998 Stock Plan of Centene                             S-1     October 9, 2001       10.10
           Corporation
 10.11     1999 Stock Plan of Centene                             S-1     October 9, 2001       10.11
           Corporation
 10.12     2000 Stock Plan of Centene                             S-1     October 9, 2001       10.12
           Corporation
 10.13     Form of Incentive Stock Option                         S-1     October 9, 2001       10.13
           Agreement of Centene Corporation
 10.14     Form of Non-statutory Stock Option                     S-1     October 9, 2001       10.14
           Agreement of Centene Corporation
 10.15     Executive Employment Agreement                         S-1     October 9, 2001       10.15
           between Centene Corporation and Karey
           Witty, dated January 1, 2001
 10.16     Executive Employment Agreement                         S-1     October 9, 2001       10.16
           between Centene Corporation and Brian
           G. Spanel, dated September 26, 2001
 10.17     Executive Employment Agreement                         10-Q    April 29, 2002        10.3
           between Centene Corporation and
           Joseph P. Drozda, M.D., dated October
           1, 2001
 10.18     Executive Employment Agreement                         10-Q    April 29, 2002        10.4
           between Centene Corporation and Mary
           O'Hara, dated October 26, 2001
 10.19     Standard Office Lease between Centene                  S-1     November 13, 2001     10.19
           Corporation and Clayton Investors
           Associates LLC, dated February 22,
           1999
 10.20     2002 Employee Stock Purchase Plan of                   10-Q    April 29, 2002        10.5
           Centene Corporation
 21        List of subsidiaries                           *
 23.1      Consent of Independent Public                  X
           Accountants
 23.2      Consent of Hale and Dorr LLP                  **
 24        Power of Attorney (included on page            *
           II-7 of Form S-1 as initially filed)


---------------


* Filed previously.



** To be filed by amendment.



+ Confidential treatment has been granted for a portion of this exhibit pursuant to Rule 406 promulgated under the Securities Act.